Exhibit 99.3
BROOKFIELD PROPERTIES CORPORATION
MANAGEMENT PROXY CIRCULAR
TABLE OF CONTENTS

PART ONE:	Voting Information	1

PART TWO:	Business of the Meeting	3

	1. Annual Financial Statements	3

	2. Election of Directors	3

	3. Appointment of Auditors	6

PART THREE:	Statement of Executive Compensation	7

PART FOUR:	Statement of Corporate Governance Practices	20

PART FIVE:	Other Information	26

APPENDIX A:	Corporate Governance Guidelines	27

Brookfield Properties

MANAGEMENT PROXY CIRCULAR
PART ONE – VOTING INFORMATION
Solicitation of Proxies
The information contained in this Management Proxy Circular (the “Circular”) is furnished in connection with the solicitation of proxies to be used at the Annual Meeting of Shareholders (the “Meeting”) of Brookfield Properties Corporation (“Brookfield Properties”) to be held on Thursday, April 30, 2009 in New York City at the 300 Madison Avenue Auditorium at 10:00 a.m. (e.s.t.) and at any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Meeting (“Notice”). All amounts in the Circular are expressed in U.S. dollars unless otherwise noted. It is expected that the solicitation will be made primarily by mail, but proxies may also be solicited personally by officers or regular employees of Brookfield Properties. The solicitation of proxies by this Circular is being made by or on behalf of the management of Brookfield Properties and the total cost of solicitation will be borne by us. This Circular is dated as of March 17, 2009.
Appointment of Proxies
The persons named in the accompanying form of proxy are representatives of management and are directors and officers of Brookfield Properties. You have the right to appoint a person other than the persons named in the enclosed form of proxy, who need not be a shareholder of Brookfield Properties, to represent you at the Meeting or any adjournment or postponement thereof. Such right may be exercised by inserting such person’s name in the blank space provided in the form of proxy.
To be valid, proxies must be executed legibly by a registered shareholder, not later than the close of business on Tuesday, April 28, 2009 or, if the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment or postponement of the Meeting, as follows:

If via mail:	If via facsimile:	If via courier or hand:

CIBC Mellon Trust Company	(416) 368-2502	CIBC Mellon Trust Company
P.O. Box 721		320 Bay Street, Banking Hall Level
Agincourt, Ontario M1S 0A1		Toronto, Ontario M5H 4A6
Non-Registered Holders
Only registered shareholders of Brookfield Properties, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, shares of Brookfield Properties beneficially owned by a holder (a “Non-Registered Holder”) are registered either:
a)	in the name of an intermediary that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered Registered Retirement Savings Plans, Registered Retirement Income Funds, Registered Education Savings Plans and similar plans; or

b)	in the name of a depositary (such as CDS Clearing and Depository Services Inc.) of which the intermediary is a participant.
In accordance with the requirements of National Instrument 54-101, Brookfield Properties has distributed copies of the accompanying Notice, this Circular, the enclosed form of proxy and Brookfield Properties’ 2008 Annual Report (which includes management’s discussion and analysis and consolidated financial statements for the fiscal year ended December 31, 2008) (collectively, the “meeting materials”) to the depositary and intermediaries for onward distribution to Non-Registered Holders.
Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Typically, intermediaries will use a service company (such as Broadridge Investor Communication Solutions) to forward the meeting materials to Non-Registered Holders.
Non-Registered Holders who have not waived the right to receive meeting materials will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Non-Registered Holders should follow the procedures set out below, depending on which type of form they receive.
a)	Voting Instruction Form. In most cases, a Non-Registered Holder will receive, as part of the meeting materials, a voting instruction form. If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. Voting instruction forms in some cases permit the completion of the voting instruction form by telephone or through the internet. If a Non-Registered Holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), they must complete, sign and return the voting instruction form in accordance with the directions provided and a form of proxy giving the right to attend and vote will be forwarded to them.

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b)	Form of Proxy. Less frequently, a Non-Registered Holder will receive, as part of the meeting materials, a form of proxy that has already been signed by the intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not complete. If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), the Non-Registered Holder must complete the form of proxy as described above and deposit it with the Secretary of Brookfield Properties, as follows:

If via mail:	If via facsimile:	If via courier or hand:

c/o CIBC Mellon Trust Company	c/o CIBC Mellon Trust Company	c/o CIBC Mellon Trust Company
P.O. Box 721	(416) 368-2502	320 Bay Street, Banking Hall Level
Agincourt, Ontario M1S 0A1		Toronto, Ontario M5H 4A6
If a Non-Registered Holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), the Non-Registered Holder must strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided.
Non-Registered Holders should follow the instructions on the forms they receive and contact their intermediary promptly if they need assistance.
Revocation
If you are a registered shareholder who has given a proxy, you may revoke the proxy (a) by completing and signing a proxy bearing a later date and depositing it as described above; (b) by depositing an instrument in writing executed by you or your attorney authorized in writing (i) at the registered office of Brookfield Properties at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or postponement thereof; or (ii) with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment or postponement thereof; or (c) in any other manner permitted by law.
If you are a Non-Registered Holder, you may revoke a voting instruction form or proxy (or a waiver of the right to receive meeting materials and to vote) given to an intermediary at any time by written notice to the intermediary, except that an intermediary is not required to act on a revocation that is not received by the intermediary at least seven days prior to the Meeting.
Voting of Shares Represented By Proxies
A designated proxyholder must vote or withhold from voting the shares in respect of which it is appointed on any ballot that may be called for in accordance with the direction of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares must be voted accordingly. If a shareholder has not specified how to vote on a particular matter, then the designated proxyholder can vote those shares as he or she sees fit.
The management representatives designated in the enclosed form of proxy will vote or withhold from voting the shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the direction of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. In the absence of any specification, the shares will be voted in favor of the matters to be acted upon as set out in this Circular.
The enclosed form of proxy confers discretionary authority upon the management representatives designated therein with respect to amendments to or variations of matters identified in the Notice and with respect to other matters which may properly come before the Meeting. At the date hereof, we know of no such amendments, variations or other matters. In the event that amendments or variations to the matters identified in the Notice are properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on the matter or business.
Voting Shares
At March 17, 2009, Brookfield Properties had outstanding 391,118,440 common shares and 14,201,980 Class A Redeemable Voting preferred shares. If you are a holder of common shares or Class A Redeemable Voting preferred shares of record at the close of business on March 17, 2009, the record date established for the receipt of meeting materials and for voting in respect of the Meeting, you will be entitled to one vote in respect of each such share held by you on all matters that come before the Meeting. For a description of the procedures to be followed if you are a Non-Registered Holder to direct the voting of shares beneficially owned, see “Non-Registered Holders” on page 1 of this Circular.
Principal Holders of Voting Shares
To our knowledge, the only person or corporations beneficially owning, directly or indirectly, or exercising control or direction over, securities of Brookfield Properties entitled to vote at the Meeting carrying more than 10% of the votes attached to any class of outstanding securities of Brookfield Properties is Brookfield Asset Management Inc. (“BAM”), which, directly and indirectly, owns 197,383,928 common shares and 13,796,870 Class A Redeemable Voting preferred shares as of December 31, 2008, being approximately 50.5% and 97.1%, respectively, of the outstanding shares of each such class. BAM is focused on property, power and infrastructure assets and has approximately $80 billion of assets under management. BAM’s shares are listed on the New York and Toronto stock exchanges (the “NYSE” and “TSX”, respectively) under the symbols BAM and BAM.A, respectively, and on Euronext under the symbol BAMA.

2	Brookfield Properties

PART TWO – BUSINESS OF THE MEETING
1. Annual Financial Statements
Our annual financial statements for the fiscal year ended December 31, 2008 are included in our 2008 Annual Report, which is being mailed to you with this Circular. The 2008 Annual Report will be placed before you and other shareholders at the Meeting.
2. Election of Directors
Our articles provide for cumulative voting so that each shareholder entitled to vote in the election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the shareholder multiplied by the number of directors to be elected (e.g., if you have one share and if there are 12 directors nominated for election, you will be entitled to 12 votes). You may cast all such votes in favor of one candidate or distribute your votes among the candidates in any manner you see fit. If you vote for more than one candidate without specifying the distribution of your votes among such candidates, you will be deemed to have distributed your votes equally among the candidates for whom you voted.
On any ballot that may be called for in the election of directors, the management representatives designated in the enclosed form of proxy intend to cast the votes to which the shares represented by such proxy are entitled equally among the proposed nominees whose names are set forth below, unless the shareholder who has given such proxy has directed that the shares be otherwise voted or withheld from voting in the election of directors.
If you wish to distribute your votes other than equally among the proposed nominees for whom you have directed the management representatives designated in the enclosed form of proxy to vote, you must do so personally at the Meeting or by another proper form of proxy. We believe that all of the proposed nominees will be able to serve as directors. If a proposed nominee is unable to serve as a director for any reason prior to the Meeting, the management representatives designated in the enclosed form of proxy, unless directed to withhold from voting in the election of directors, reserve the right to vote for any other proposed nominee at their discretion.
Nominees for Directors
The following table sets out the names of the 12 persons nominated for election as directors to hold office until the next annual meeting or until their successors are elected or appointed, all major positions and offices in Brookfield Properties, the principal occupation or employment of each nominee, the year in which each nominee was first elected a director of Brookfield Properties and the approximate number of shares of each class of shares (and other derivative securities including deferred share units) of Brookfield Properties and its subsidiaries that each nominee has advised Brookfield Properties, are beneficially owned, directly or indirectly, or subject to control or direction by that person at February 18, 2009.

GORDON E. ARNELL
Gordon E. Arnell has served as a director of Brookfield Properties since January 1989. A resident of Calgary, Alberta, Canada, he has been Chairman of Brookfield Properties and its board of directors since October 1995. Mr. Arnell was President of Brookfield Properties from 1990-1995 and Chief Executive Officer from 1990-2000. He has also previously held senior executive roles at Oxford Development Group Ltd. and Trizec Corporation Ltd.	95,400 Common Shares 513,000 Options

WILLIAM T. CAHILL Member of the Audit Committee and Governance and Nominating Committee
William T. Cahill has served as a director of Brookfield Properties since January 2000. A resident of Ridgefield, Connecticut, U.S.A., Mr. Cahill is Managing Director Independent Risk at Citi Community Capital and a director of Brookfield Financial Properties, Inc. He has held various positions in the past, including Managing Director at Citigroup Real Estate, Inc.; OREO from 1996-2002; Senior Asset Manager from 1991-1996; and Vice President and Senior Asset Manager, Mellon Real Estate Investment Advisors Inc. from 1983-1991.	6,750 Options 12,977 Deferred Share Units

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RICHARD B. CLARK
Richard B. Clark has served as a director of Brookfield Properties since April 2002. A resident of New York, New York, U.S.A., Mr. Clark has been Chief Executive Officer of Brookfield Properties since 2002. He was President and Chief Executive Officer of Brookfield Properties’ U.S. operations from 2000-2002; and prior to that held senior management positions for Brookfield Properties and its predecessor companies including Chief Operating Officer, Executive Vice President and Director of Leasing. Mr. Clark is currently also Senior Managing Partner and Chief Executive Officer of BAM’s global real estate group. Mr. Clark is on the Executive Committee of the National Association of Real Estate Trusts and the Real Estate Board of New York and is the Former Chairman of the Real Estate Roundtable Tax Policy Advisory Committee.	4,078,750 411,086	Options Deferred Share Units

JACK L. COCKWELL
Jack L. Cockwell has served as a director of Brookfield Properties since February 1999. A resident of Toronto, Ontario, Canada, Mr. Cockwell is a director and Group Chairman of BAM and a director of a number of BAM’s affiliates. He was President and CEO of BAM from 1991 to 2001 and was a senior executive of BAM’s predecessor companies since 1969. Mr. Cockwell is a governor of the Royal Ontario Museum and Ryerson University and a director of Astral Media Inc. and the Toronto Waterfront Corporation.	362,910	Common Shares

J. BRUCE FLATT
Chairman of the Human Resources and Compensation Committee

J. Bruce Flatt has served as a director of Brookfield Properties since February 1996. A resident of Toronto, Ontario, Canada, Mr. Flatt is Senior Managing Partner and Chief Executive Officer and a director of BAM and a number of its affiliates. Prior to 2000, Mr. Flatt held a number of executive positions with Brookfield Properties, including Chief Executive Officer.	236,610 326,250 80,706	Common Shares Options Deferred Share Units

RODERICK D. FRASER, Ph.D., O.C. Member of the Governance and Nominating Committee
Roderick D. Fraser has served as a director of Brookfield Properties since April 2005. A resident of Edmonton, Alberta, Canada, Dr. Fraser is President Emeritus of the University of Alberta and prior to that served as its President and Vice-Chancellor from 1995-2005. Prior to joining the University of Alberta, Dr. Fraser served in various positions at Queen’s University in Kingston, including terms as Dean of the Faculty of Arts and Science and Vice-Principal (Resources). Dr. Fraser is an officer of the Order of Canada. Dr. Fraser is currently also a director of The Canada-U.S. Fulbright Program, the Aga Khan University and the Alberta Ballet.	9,037	Deferred Share Units

PAUL D. MCFARLANE Chairman of the Audit Committee and member of the Human Resources and Compensation Committee
Paul D. McFarlane has served as a director of Brookfield Properties since April 1998. A resident of Mississauga, Ontario, Canada, Mr. McFarlane is a corporate director. He retired from a Canadian chartered bank in December 2002 after more than 40 years of service. From 1994 until his retirement, he served as Senior Vice President, Risk Management Division, Head Office, from 1986 to 1993 he served as Vice President and prior to that he held numerous branch, regional and head office positions.	6,750 11,583	Options Deferred Share Units

4	Brookfield Properties

ALLAN S. OLSON Lead Independent Director
Chairman of the Governance and Nominating Committee and Member of the Audit Committee

Allan S. Olson has served as a director of Brookfield Properties since August 1995. A resident of Edmonton, Alberta, Canada, Mr. Olson has been Chairman and Chief Executive Officer of First Industries Corporation, an investment and management company, since 1991. He was President and Chief Executive Officer of Churchill Corp. from 1989-1990 and Banister Construction Group from 1990-1991 and held various positions at Stuart Olson Construction, including President and Chief Executive Officer from 1965-1989. Mr. Olson is also a director of ZCL Composites Inc. and an Advisory Director to Carma Corporation, a Brookfield Properties subsidiary.	129,043 13,500 14,358	Common Shares Options Deferred Share Units

LINDA D. RABBITT Member of the Human Resources and Compensation Committee
Linda D. Rabbitt has served as a director of Brookfield Properties since July 2005. A resident of Bethesda, Maryland, U.S.A., Ms. Rabbitt has been Chief Executive Officer, Founder and Chairman of Rand Construction Corporation since 1989. She was Executive Vice President, Co-founder and Co-owner of Hart Construction Company Inc. from 1985 to 1989. Ms. Rabbitt is also a director of Watson Wyatt Worldwide and a Class C director of the Federal Reserve Bank of Richmond. Ms. Rabbitt serves as a trustee of George Washington University and Federal City Council and as a director of the Greater Washington Board of Trade and the Economic Club of Washington D.C.	14,096	Deferred Share Units

ROBERT L. STELZL Member of the Audit Committee
Robert L. Stelzl has served as a director of Brookfield Properties since April 2005. A resident of Los Angeles, California, U.S.A., Mr. Stelzl is a private real estate investor and investment manager. In 2003, he retired from Colony Capital, LLC, a large real estate private equity investor, after 14 years as a principal and member of the Investment Committee. Mr. Stelzl is currently a director and Chairman of Brookfield Homes Corporation and serves as a director of the Van Eck Family of Mutual Funds in New York. Mr. Stelzl was previously president of Bren Investment Properties from 1982-1989 and has held senior management positions with several international real estate companies including Cadillac Fairview Corporation Limited and Cabot, Cabot and Forbes of New England, Inc. He is also Former Chairman of Aman Hotels.	2,250 7,376	Common Shares Deferred Share Units

DIANA L. TAYLOR Member of the Governance and Nominating Committee
Diana L. Taylor has served as a director of Brookfield Properties since April 2007. A resident of New York, New York, U.S.A, Ms. Taylor is a managing director of Wolfensohn & Co. She previously served as the Superintendent of Banks for the State of New York; Deputy Secretary to the Governor of New York; Chief Financial Officer for the Long Island Power Authority; an investment banker with Smith Barney and Lehman Brothers; and as a founding partner of M. R. Beal & Company. Ms. Taylor serves as a director of the After School Corp., Hudson River Park Trust, Literacy Partners, New York Women’s Foundation, the Mailman School of Public Health, Dartmouth College, ACCION International, Sotheby’s, Allianz Global Investors and Fannie Mae. She is a member of the Council on Foreign Relations.	10,141	Deferred Share Units

JOHN E. ZUCCOTTI
John E. Zuccotti has served as a director of Brookfield Properties since August 1998. A resident of New York, New York, U.S.A., Mr. Zuccotti has been Co-Chairman of Brookfield Properties and its board of directors since 2002, Chairman of the Board of Directors of Brookfield Financial Properties, Inc. since 1996 and Senior Counsel, Weil, Gotshal and Manges LLP since 1998. Mr. Zuccotti was Chairman of the Real Estate Board of New York from 2004-2006; Deputy Chairman of Brookfield Properties from 1999-2002; President and Chief Executive Officer, Olympia & York Companies U.S.A. from 1990-1996; Partner, Brown & Wood LLP from 1986-1990 and Tufo & Zuccotti from 1978-1986; First Deputy Mayor of the City of New York from 1975-1977; and Chairman, New York City Planning Commission from 1973-1975. Mr. Zuccotti is also Trustee Emeritus at Columbia University.	405,000	Options

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3. Appointment of Auditors
Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates (collectively “Deloitte & Touche”), are our principal external auditors. Deloitte & Touche and its predecessors have served as external auditors of Brookfield Properties since 1978. On February 4, 2009, the Audit Committee recommended to our board of directors that Deloitte & Touche be reappointed as external auditors of Brookfield Properties, subject to shareholder approval.
To be effective, this resolution must be passed by more than 50% of the votes cast by holders of our shares entitled to vote in respect of the appointment of Deloitte & Touche, present in person or represented at the Meeting by proxy, in accordance with the provisions of the Canada Business Corporations Act.
Unless directed otherwise, on any ballot that may be called for the appointment of auditors, the management representatives designated in the enclosed form of proxy intend to vote such shares in favor of reappointing Deloitte & Touche, as auditors of Brookfield Properties to hold office until the next annual meeting of shareholders, and authorizing the directors to fix the remuneration to be paid to the auditors.
Auditors Fees
From time to time, Deloitte & Touche also provides us with tax and other non-audit services and we maintain a policy regarding the provision of non-audit services by our external auditors. This policy, which is periodically reviewed and updated, encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and requires Audit Committee pre-approval of permitted audit, audit-related and non-audit services. It also specifies a number of services that are not permitted to be provided by our external auditors, including services related to financial information systems design and implementation.
The following table sets forth further information on the fees billed or expected to be billed by Deloitte & Touche to Brookfield Properties relating to the fiscal years ended December 31, 2008 and 2007:

Service Performed	2008(1)	2007(2)

Audit fees (3)	$2,175,000	$2,540,000
Audit related fees (4)	$4,925,000	$6,255,000
Tax fees	$450,000	$625,000

Total fees	$7,550,000	$9,420,000

Notes:

(1)	All amounts are billed in Canadian dollars and have been converted to U.S. dollars at the exchange rate on December 31, 2008 of US$1.22 for each C$1.00.

(2)	All amounts are billed in Canadian dollars and have been converted to U.S. dollars at the exchange rate on December 31, 2007 of US$1.00 for each C$1.00.

(3)	Included in this amount is $185,000 and $50,000 (2007 - $140,000 and $60,000) relating to the audits of BPO Properties Ltd. (which is listed on the TSX) and First Place Tower Brookfield Properties Inc., respectively.

(4)	Included in this amount is $3,090,000 (2007 - $3,730,000) related to the audit of various Brookfield Properties’ subsidiaries and $1,440,000 of non-recurring fees (2007 - $2,135,000).
Audit fees were for professional services rendered for the audit of our consolidated financial statements as of and for the years ended December 31, 2008 and 2007 and the audit of internal control over financial reporting as of December 31, 2008, quarterly review of the financial statements included in our quarterly reports, consents and comfort letters issued and review of filings with securities commissions.
Audit-related fees consisted of assurance and related services that are reasonably related to the performance of the audit and are not reported under “Audit Fees.” Audit-related fees include employee benefit plans, operating cost and escalation, joint venture and lender audits, as well as consultations concerning financial accounting and reporting standards.
Tax fees consist of services related to tax compliance, including the preparation of tax returns and refund claims and tax planning and advice, including assistance with property tax assessment and appeals and technical advice related to income tax matters.
The Audit Committee of the board of directors has determined that the provision of these services is compatible with the maintenance of the independence of Deloitte & Touche.

6	Brookfield Properties

PART THREE – STATEMENT OF EXECUTIVE COMPENSATION
Compensation Discussion and Analysis

Overview
The following discussion is intended to supplement the more detailed information concerning executive compensation that appears in the tables that follow. Our goal is to provide a better understanding of our compensation practices and the decisions made concerning the compensation payable for 2008 to our named executive officers. For 2008, our named executive officers were (a) Richard B. Clark, our Chief Executive Officer (“CEO”); (b) Bryan K. Davis, our Senior Vice President and Chief Financial Officer; and (c) John E. Zuccotti (Co-Chairman), Thomas F. Farley (President and Chief Executive Officer, Canadian Commercial Operations), Dennis H. Friedrich (President and Chief Executive Officer, U.S. Commercial Operations) and Alan Norris (President and Chief Executive Officer, Residential Operations), who are the four other most highly compensated executive officers.
Executive Compensation Philosophy and Objectives
Executive compensation is based on the relative role and responsibility of the executive officers as compared to other executive officers within Brookfield Properties, as well as on the executive officer’s individual performance. This applies equally to all executive officers, including the CEO. Our compensation arrangements are focused on rewarding performance, taking into account length of service, level of responsibility and experience of the individual. Our general philosophy in considering executive compensation programs is to attract and retain highly qualified and motivated individuals who can help enhance profitability and maximize shareholder value. In order to achieve this objective, we seek to provide an industry competitive total compensation package comprised of base salary, short-term incentives and long-term incentives. We believe this mix encourages high performance, promotes accountability and ensures that the interests of our executive officers are aligned with the interests of our shareholders by providing a significant amount of variable compensation which is linked to individual performance and increases in shareholder value.
Elements of Executive Officer Compensation
The key components of executive officers’ compensation are:
•	Base salary – intended to provide a competitive and stable annual salary for each executive officer at a level consistent with such officer’s individual contributions;

•	Short-term incentives – intended to link each executive officer’s compensation to our performance and to such officer’s individual performance; and

•	Long-term incentives – intended to encourage actions to maximize long-term shareholder value.
Base Salary
The annual base salary for each of our named executive officers was initially determined at the time of hire based on a number of customary factors, including a survey of competitors, and is memorialized in an offer letter provided to the executive officer. Our compensation consultant, CEL & Associates, Inc./CEL Compensation Advisors, LLC (“CEL”), has historically assisted in determining appropriate levels of salary and bonus payable to our executive officers in the United States, and was retained again to do so in 2008. We do not engage a compensation consultant in Canada. CEL provides management with relevant market data concerning the marketplace and our peer group through its annual National Real Estate Industry Compensation Survey, review of public company proxy statements, and proprietary CEL database resources from public and private companies in all sectors of the real estate industry. In that respect, CEL looks at remuneration practices and remuneration levels of publicly traded companies that, similarly to Brookfield Properties, are involved in the commercial real estate industry, and those of other public companies of comparable size in terms of revenue, assets, and market capitalization. Fourteen companies are considered the most comparative and represent the strongest peer group for Brookfield Properties, including: Vornado Realty Trust; Pro Logis; Boston Properties, Inc.; Kimco Realty Corporation; Forest City Enterprises, Inc.; SL Green Realty Corporation; Developers Diversified Realty Corporation; AMB Property Corporation; Duke Realty Corporation; Douglas Emmett, Inc.; Alexandria Real Estate Equities, Inc.; Mack-Cali Realty Corporation; Brandywine Realty Trust; and Corporate Office Properties Trust.
However, this data only provides a reference point for determining an executive officer’s base salary. We believe base salaries for executive officers should be lower than average for the industry allowing total compensation opportunity to be weighted toward performance-based awards in order to better align these executive officers’ interests with those of shareholders.
Short-Term Incentives
Short-term incentives are represented by cash bonus awards. The annual target bonus for each of our named executive officers are set out each year but are ultimately discretionary based on both the performance of Brookfield Properties and the individual executive officer. Our performance is measured by the achievement of financial and other operational objectives, taking into

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consideration the performance of competitors in the real estate industry and macro-economic factors, as well as the efforts and achievements of the executive team. The performance of the individual executive officer is based on the degree to which that executive officer has met specific predetermined objectives.
Long-Term Incentives
Long-term incentives are intended to reward management based on increases in the value of our common shares. The purpose of these arrangements is to achieve a commonality of interest between shareholders and management and to motivate executives to improve Brookfield Properties’ financial success, measured in terms of enhanced shareholder wealth over the longer term. The allocation of long-term incentives to executive officers is based on criteria similar to those for short-term incentives.
Our long-term incentive plans consist of two elements:
•	a Share Option Plan under which Brookfield Properties grants options to certain employees and officers to purchase common shares at a fixed price; and

•	a Deferred Share Unit Plan under which certain senior executive officers may, at their option, receive all or a portion of their annual bonus awards in the form of Deferred Share Units (“DSUs”).
Share Option Plan
Our Share Option Plan provides for the issuance of up to 39,000,000 common shares under the plan, representing 10% of the total number of outstanding common shares as at March 17, 2009. As at February 18, 2009, 16,034,721 common shares are issuable upon exercise of outstanding options, representing 4.1% of the total number of outstanding common shares; 9,811,688 common shares have been issued under the plan, representing 2.5% of the total number of outstanding common shares; and 13,153,592 common shares remain available for issuance under the plan, representing 3.4% of the total number of outstanding common shares. The maximum number of common shares reserved for issuance to any one person under the Share Option Plan is 5% of the outstanding common shares (on a non-diluted basis) less the aggregate number of common shares reserved for issuance under any other security based compensation arrangement of the corporation. The number of common shares issuable to insiders, at any time, under the plan and all security based compensation arrangements of Brookfield Properties cannot exceed 10% of the issued and outstanding common shares. The number of common shares issued to insiders, within any one year period, under the plan and all security based compensation arrangements of Brookfield Properties cannot exceed 10% of the issued and outstanding common shares. The exercise price of options under the Share Option Plan is determined by the board of directors and may not be less than the closing trading price of the common shares on the TSX for Canadian participants, or the NYSE for U.S. participants, on the last trading day preceding the date of grant of such option, and shall, in all cases, be not less than such amount required by applicable regulatory authorities from time to time. The board of directors may determine vesting terms for options and the practice has been for options to vest as to 20% at the end of each year on a cumulative basis and are exercisable over a 10-year period.
The options are not assignable. All options cease to be exercisable immediately if the holder ceases to be an eligible person under the plan for any reason other than death, retirement or disability. If the holder retires or becomes disabled, options continue to vest and be exercisable. If the holder dies, the holder’s representatives have six months to exercise vested options. Options are not transferable, except by testate or intestate succession. On a change of control, the board of directors has the discretion to accelerate the vesting of options and make such changes to the terms of the options as it considers fair and appropriate in the circumstances, including, but not limited to, providing that options which are not exercised in connection with the change of control expire.
In order to minimize any appearance of certain senior executive officers opportunistically exercising options for short-term gains, our board of directors adopted a policy providing that the named executive officers shall hold, for at least one year after the exercise of options, common shares, held directly or indirectly, options and/or DSUs (in each case, whether vested or unvested) of Brookfield Properties having a value equal to the net after-tax cash realized from the exercise such options, starting with options granted in 2003.
Shareholder approval is required for certain amendments to our Share Option Plan, namely: (i) amendments to the maximum number of common shares issuable under the Share Option Plan; (ii) amendments reducing the exercise price or purchase price of an option, except in connection with a stock dividend or split, recapitalization, merger, consolidation or other corporate change or a shareholder rights or similar plan, where such reduction does not include the cancellation or termination of an option prior to its expiry date for the purpose of reissuing options to the same participant with a lower exercise price; (iii) amendments to termination provisions providing an extension beyond the original expiry date, or a date beyond a permitted automatic extension in the case of an option expiring during a blackout period; (iv) amendments extending eligibility to participate in the plan to non-employee directors; (v) amendments to permit options to be transferred other than by testate or intestate session; (vi) amendments to permit the addition or modification of a cashless exercise feature, payable in cash or common shares, unless it

8	Brookfield Properties

provides for a full deduction of the number of underlying common shares from the Share Option Plan reserve; and (vii) amendments to permit awards, other than options, to be made under the Share Option Plan.
In 2008, we asked shareholders to approve an increase to the specified maximum number of shares that may be offered under the plan to 39,000,000 common shares in order to accommodate future option grants. This amendment was approved by the shareholders.
On October 27, 2008, our board of directors adopted a written stock option grant policy to reflect and codify our current practices with respect to stock options and improve the administration of our stock option grants.
Deferred Share Unit Plan
In order to promote a greater alignment of interests between senior officers of the company and shareholders, Brookfield Properties also has a Deferred Share Unit Plan which allows officers to elect to receive their annual bonus awards in DSUs instead of cash based on a rate set at the discretion of the board of directors on the award date. The portion of the annual bonus award elected to be received in DSUs by the senior officer may, at the discretion of the board of directors, be increased by a factor of up to two times for purposes of calculating the number of DSUs to be allocated. A senior officer who holds DSUs will receive additional DSUs as dividends are paid on the common shares of Brookfield Properties, on the same basis as if the dividends were re-invested. The DSUs vest over a five-year period and participants are only allowed to redeem them during the year following cessation of employment through retirement, resignation, termination or death, for cash or an actuarially equivalent pension annuity. The cash value of the DSUs, when redeemed, will be equivalent to the market value of an equivalent number of common shares of Brookfield Properties.
Perquisites and Other Elements of Compensation
Our senior officers participate in company-sponsored benefit programs available broadly to generally all of our salaried employees, including health and dental plans, group term life insurance and short- and long-term disability insurance. In the U.S., our salaried employees are also eligible to participate in our 401(k) plan, which “matches” the first 2.5% of the employee’s pre-tax contributions two dollars for each dollar that the employee contributes up to a specified maximum. In Canada, we have several programs in place that provide for contributions to an employee’s Registered Retirement Savings Plan (RRSP).
Annual Compensation Process
Our performance management process, which is tied to our annual compensation process, determines the merit increases to base salary and bonus percentages to be allocated to each employee, including the named executive officers (other than Mr. Zuccotti whose compensation is set in his employment contract). Under this process, merit increases and bonus awards are awarded based on:
•	Company performance – this amount is not predetermined and can vary based on annual company data such as the achievement of financial and other operational objectives; the performance of competitors in the real estate industry; macroeconomic factors; and the efforts and achievements of the executive team.

•	Individual performance objectives – this amount is determined by a subjective, non-formulaic evaluation of the employee and reflects how well the employee completed specified business objectives for the year. These objectives are both quantitative and qualitative and for our executive officers include the following, among others: economic performance of their division; managing non-income producing recurring capital expenditures to the annual budget; controlling general and administrative expenses; executing our acquisition, disposition and development programs according to plan; formulating and managing both general and specific leasing strategies; optimizing secured and unsecured borrowing; and strengthening operational, budgeting and management processes.
The number of options granted each year is typically based upon a multiple of the officer’s base salary for that year and the value of such options is based upon the Black-Scholes value of the option on the date of grant. Previous option grants are not taken into account when considering new grants.
Annually the CEO presents the Human Resources and Compensation Committee (the “HRC Committee”) with recommendations regarding executive compensation (other than with respect to the CEO’s compensation), including the allocation of such compensation among base salary, short-term incentives and long-term incentives, based on the criteria above. The HRC Committee considers the recommendations of the CEO, including where applicable the performance of the named executive officers, and determines the appropriate recommendations to be presented to the board of directors for approval.
Following the HRC Committee’s consideration of the CEO’s recommendations, the HRC Committee evaluates, in the absence of the CEO, the individual performance of the CEO against the pre-agreed objectives set by the HRC Committee and prepares a recommendation to the board of directors regarding the CEO’s total compensation package, including base salary, short-term incentives and long-term incentives.

Brookfield Properties	9

The board of directors then meets to consider and, if deemed appropriate, approve the recommendations of the HRC Committee regarding executive compensation, including the compensation for the named executive officers and the CEO.
For further detail on the actual compensation paid to the named executive officers in 2008, see the table under the heading “Summary Compensation of Named Executive Officers.”
Chief Executive Officer Compensation
Richard B. Clark, the Chief Executive Officer of Brookfield Properties, has been charged by the board of directors to develop and implement a business strategy focused on building shareholder value by investing in commercial property assets and pro-actively managing these assets to maximize cash flow and return on capital throughout economic cycles.
Annually, Mr. Clark presents to the board of directors a business plan that incorporates both short and long-term growth objectives. This business plan includes specific operational targets and more directional objectives related to implementation of the long-term business strategy. These objectives are meant to be stretch targets and provide the board of directors with examples of various transactions and initiatives that management believe will create shareholder value over the longer term.
Mr. Clark’s personal performance is reviewed each year in relation to the achievement of the objectives set out at the beginning of the year related to the implementation of the long-term business strategy and other accomplishments.
Mr. Clark’s overall compensation as an officer of Brookfield Properties is linked largely to the company’s performance in the context of the overall economic environment, relative to industry peers and as reflected by the growth in Brookfield Properties’ earnings and operating cashflow and the translation of these attributes over time into a higher intrinsic value of the business and, in the longer term, a higher price for our common shares.
For 2008, the HRC Committee determined that Brookfield Properties had met the majority of its operational targets and that Mr. Clark had advanced the business strategy in a manner consistent with creation of value for shareholders over the longer term. Achievements of the CEO in 2008 included:
•	Achieved Funds From Operations (“FFO”) per share of $1.59 which exceeded the high-end of the guidance range of $1.43 to $1.52 per share despite a $0.02 per share reduction in earnings due to the impact of Hurricane Ike on our Houston operations;

•	Achieved FFO from commercial property operations of $1.22 per share compared with $0.97 per share in the prior year representing an increase of 26%;

•	Completed the refinancing of 9 properties raising gross proceeds of $1.0 billion and net proceeds of $122 million and reducing the existing cost of capital on these assets by 126 basis points;
o	In addition, completed the renewal of our corporate revolving credit facility, five months in advance of its June 30, 2009 maturity, for $388 million;
•	Completed the sale of TD Canada Trust Tower for gross proceeds of C$425 million, representing the highest price paid per square foot for a commercial property in Toronto, resulting in net proceeds of C$191 million and a $164 million gain;

•	Continued to build our development platform and advanced our development pipeline as follows:
o	Completed construction on two development sites totaling 0.5 million square feet: 77K Street and Reston Crescent in Washington, D.C. on-time and on-budget;

o	Advanced construction on two development sites totaling 1.4 million square feet: Phase I of Bay Adelaide Centre in Toronto and Bankers Court in Calgary. Bay Adelaide Centre is on time and on budget while Bankers Court is slightly behind schedule and over budget due to ground water and labor productivity issues encountered;

o	Completed the redevelopment and repositioning of 1225 Connecticut Avenue in Washington, D.C. on-time and on-budget and a signed lease with a tenant for the entire building; and

o	Successfully leased 100% of 1225 Connecticut Avenue, 31% of Reston Crescent and a further 17% at Bay Adelaide Centre (now 72% leased);
•	Leased 7.1 million square feet of space versus 7.6 million square feet of expiries;
o	Reduced 2009-2011 rollover exposure by 350 basis points as a result of some key early lease renewals including: Petro-Canada for 1.0 million square feet, Imperial Oil for 0.7 million square feet, Devon Energy for 0.1 million square feet and Continental Airlines for 0.6 million square feet;

10	Brookfield Properties

o	Executed lease-take back transactions for 0.8 million square feet which will result in a increase in net operating income of $4 million on an annualized basis; and
•	Responded promptly to damaged caused by Hurricane Ike on our Houston portfolio; minimizing losses and ensuring all properties were reopened and are functioning normally in a timely manner.

•	Due to the challenging global economic environment, our objective to launch a second U.S. and Canadian office fund with assets seeded from our direct-owned commercial property portfolio and to sell certain non-core commercial property assets was not achieved.
For details on the actual compensation paid to Mr. Clark in 2008, see the table under the heading “Summary Compensation of Named Executive Officers.”
Employment Contracts
Two of the named executive officers, Messrs. Norris and Zuccotti, have agreements with us which modify the above-described compensation arrangements. The details regarding these agreements are as follows:
In July 2007, a subsidiary of Brookfield Properties entered into an employment arrangement with Mr. Norris for a period of eight years until December 31, 2014, providing for payment of an annual salary of $400,000 and a maximum annual bonus of $400,000 based on the attainment of pre-set objectives. In addition, in July 2007, Mr. Norris entered into an amended incentive plan agreement extending his current incentive arrangements, which originated from his arrangements with the company in 1993, and was agreed in the current form in January 1, 2000. The original arrangements were to terminate in December 31, 2009 and were extended until December 31, 2014. Mr. Norris’ original incentive arrangement allowed him to participate in the value created within the residential business, Carma Corporation (“Carma”). This generated incentives valued at approximately C$40 million based on the eight fold increase in residential value over the previous seven years. The amended incentive plan agreement provided Mr. Norris with a C$25 million cash payment upon execution, and provides Mr. Norris with an entitlement to a future “at risk” payment of up to a maximum of C$15 million, plus a further annual accrual of 10% payable in 2015. In the event that the value of Carma declines during this period, this future amount will decrease in accordance with a predetermined formula. In connection with the July 2007 amendments to Mr. Norris’ incentive arrangements, Mr. Norris was provided with the opportunity to subscribe for shares in an affiliate of Brookfield Properties. These shares entitle Mr. Norris to receive annual dividends in amounts equal to 2.5% in Carma’s pre-tax operating income, net of the cost of all prior ranking capital, during the period between January 1, 2007 and December 31, 2014. On January 1, 2015, Brookfield Properties has a 120 day option to purchase Mr. Norris’ shares at a price equal to 5% of the aggregate of the fair market value of Carma’s net asset value, after all prior ranking capital, with the fair market value being calculated on a valuation basis typical for a land and housing company. If Brookfield Properties does not exercise its option to purchase Mr. Norris’ shares, then Mr. Norris has a further 60 days within which to exercise his option to sell his shares to Brookfield Properties for the same amount. This option to purchase is also triggered upon the death or disability of Mr. Norris, or upon Mr. Norris’ termination without cause (as defined in the agreement).
In December 2005, Brookfield Properties entered into an agreement with Mr. Zuccotti for a period of three years until December 31, 2008. Pursuant to this agreement, as compensation for providing consultancy services, Mr. Zuccotti received (i) an annual retainer of $500,000 during the period January 2, 2006 through December 31, 2008, (ii) for services in each of 2005 through 2008, additional compensation of $600,000 per year payable promptly after the end of the year, and (iii) an additional retainer with respect to his contribution to Brookfield Properties at the discretion of the HRC Committee. Pursuant to the same agreement, from 2006 through 2008, Mr. Zuccotti received a grant of options for the purchase of 30,000 common shares of Brookfield Properties which vested over the then remaining term of the agreement. In 2006, pursuant to the same contract and as compensation for services rendered to BAM as Chairman of Brookfield Power U.S., Mr. Zuccotti received $50,000 in cash compensation and options issued under BAM’s management share option plan (as in effect on December 31, 2006) for 75,000 common shares of BAM at an exercise price of $35.43 which vested over the three year period of the contract. These options were granted by BAM at no cost to Brookfield Properties. In February 2008, Mr. Zuccotti’s employment arrangements were extended for an additional three years until December 31, 2011. As compensation for his service as Chairman of the board of directors, Mr. Zuccotti will continue to receive (i) an annual retainer of $500,000 during the period January 1, 2009 through December 31, 2011, (ii) for services in each of 2009 through 2011, additional compensation of $600,000 per year payable promptly after the end of the year, and (iii) an additional retainer with respect to his contribution to Brookfield Properties at the discretion of the HRC Committee. Commencing in 2009 and continuing through 2011, Mr. Zuccotti will receive a grant of options for the purchase of 45,000 common shares of Brookfield Properties which shall vest over the then remaining term of the agreement. Pursuant to the same contract and in compensation for services rendered to BAM, Mr. Zuccotti received options for 50,000 common shares of BAM pursuant to BAM’s management share option plan. These options were granted by BAM at no cost to Brookfield Properties.

Brookfield Properties	11

Performance Graph
The following shows the cumulative total S&P/TSX shareholder return (assuming re-investment of dividends) over the last five fiscal years, in comparison with the S&P/TSX Composite Index and the S&P/TSX Canadian Real Estate Index. The Composite Index reflects the cumulative return of the TSX Canadian Real Estate Index, including dividend re-investment.

December 31	2004	2005	2006	2007	2008
Brookfield Properties Corporation	100	120.62	164.32	124.07	50.01
S&P/TSX Canadian Real Estate Index	100	120.37	145.92	128.49	74.13
S&P/TSX Composite Index	100	121.91	139.74	150.40	97.06

The trend shown by the above performance graph is a consistent increase in the cumulative shareholder return from 2004 to 2006, followed by a decrease starting in 2007. The trend in Brookfield Properties’ compensation to the named executive officers has generally followed the trend in the performance graph, with the exception of 2007. In 2007, we increased the total salary and short-term incentive compensation of several of the named executive officers in that year. These increases reflected the additional responsibilities resulting from significant increases in revenues and assets of Brookfield Properties due to the acquisition of the Trizec portfolio in 2007. The number of stock options granted to the named executive officers as part of their long-term compensation has generally remained consistent, as they are based on a multiple of the named executive officer’s salary. The value of these grants is based upon the Black-Scholes value of the option on the date of grant, which takes into account the market price of our common shares at the time of grant, and is therefore in line with the trend in the above performance graph.
We are also of the view that the market price of our common shares during the last financial year has been predominately affected by external factors over which Brookfield Properties’ has no control and does not reflect the performance of the company, given the overall improvement in revenues and earnings during that period and more importantly, given the fact that Brookfield Properties has continued to meet its financial targets.

12	Brookfield Properties

Option Awards
The CEO is responsible for submitting annual option grant recommendations (other than with respect to grants to the CEO) to the HRC Committee. The HRC Committee considers these recommendations and determines the appropriate recommendations regarding annual option awards to be presented to the board of directors for approval. The board of directors considers the HRC Committee’s recommendations regarding annual awards and, if advisable, approves these recommendations at fixed meeting dates which are specified in advance and these awards are effective as of the date of approval. In connection with the annual performance review process, the CEO has the discretion to adjust the number of options allocated to any grant recipient or to award options to any other employee of Brookfield Properties (in each case other than in respect of the CEO) and on the same terms. Adjustments to any grant recipient or any options awarded to any other employee may not exceed the maximum amount of options approved by the board of directors. Any such adjustments and awards made by the CEO are reported to the HRC Committee at the next following HRC Committee meeting. Occasionally, options may be granted during the year for certain new hires, promotions and for other circumstances. In such circumstances, the grants are made in accordance with Brookfield Properties’ stock option grant policy, which mandates the approvals required for the grant.
Summary Compensation of Named Executive Officers
The following table sets out the compensation paid to the CEO, Chief Financial Officer and other named executive officers.

				Non-equity Incentive Plan
				Compensation
			Option-	($)
			based	Annual	Long-term	All Other	Total
		Salary	Awards(3)	Incentive	Incentive	Compensation	Compensation
Name and Principal Position	Year	($)	($)	Plans	Plans	($)	($)
Richard B. Clark(1)	2008	600,000	210,000	750,000	—	—	1,560,000
Chief Executive Officer

Bryan K. Davis	2008	325,000	127,195	162,500	—	—	614,695
Senior Vice President and Chief Financial Officer

John E. Zuccotti	2008	500,000	9,450	700,000	—	—	1,209,450
Co-Chairman

Thomas F. Farley(2)	2008	317,239	86,268	475,858	—	—	879,365
President and CEO, Cdn Commercial Operations

Dennis H. Friedrich	2008	450,000	151,098	675,000	—	—	1,276,098
President and CEO, US Commercial Operations

Alan Norris(2)	2008	317,239	—	280,756	—	—	597,995
President and CEO, Residential Operations

Notes:

(1)	In February 2009, Mr. Clark was granted 375,000 stock options pursuant to BAM’s stock option plan in connection with his role as Senior Managing Partner and Chief Executive Officer of BAM’s global real estate group. The options are exercisable at a price of $14.10. Such amounts were paid by BAM at no cost to Brookfield Properties.

(2)	Compensation was awarded, earned, paid or payable in Canadian dollars and is presented based on the exchange rate on February 18, 2009 of C$0.793097 for each US$1.00.

(3)	These amounts represent the value of the options issued on the date of grant derived by application of the Black-Scholes option pricing model, discounted by 25% to reflect the five-year vesting and one year holding provisions of the Share Option Plan.

Brookfield Properties	13

Incentive Plan Awards
Outstanding Share-Based Awards and Option-Based Awards
The following table indicates for each of the named executive officers all option and share awards outstanding as at December 31, 2008.

		Option-based Awards				Share-based Awards (DSUs)
	Number of	Number of					Market or
	Securities	Securities			Value of	Number of	Payout Value
	Underlying	Underlying			Unexercised	Shares or	of Share-
	Unexercised	Unexercised	Option		In-the-	Units of	based Awards
	Options	Options	Exercise	Option	money	Shares That	that Have
	Vested	Unvested	Price	Expiration	Options(1)	Have Vested	Vested
Name	(#)	(#)	($)	Date	($)	(#)	($)(2)
Richard B. Clark	123,750	—	6.89	12/31/2010	—	411,086	2,306,190
	393,750	—	7.43	12/31/2011	—
	168,750	—	8.17	12/31/2012	—
	618,750	—	13.08	12/31/2013	—
	99,000	24,750	16.27	12/31/2014	—
	90,000	60,000	20.17	12/31/2015	—
	300,000	450,000	31.21	12/31/2016	—
	150,000	600,000	19.11	12/31/2017	—
	—	1,000,000	6.15	12/31/2018	—
Bryan K. Davis	9,000	36,000	19.11	12/31/2017	—	—	—
	—	605,691	6.15	12/31/2018	—
John E. Zuccotti	9,000	—	3.86	12/31/2009	15,740	—	—
	63,000	—	6.89	12/31/2010	—
	27,000	—	7.43	12/31/2011	—
	36,000	—	8.17	12/31/2012	—
	45,000	—	13.08	12/31/2013	—
	36,000	9,000	16.27	12/31/2014	—
	27,000	18,000	20.17	12/31/2015	—
	18,000	27,000	31.21	12/31/2016	—
	9,000	36,000	19.11	12/31/2017	—
	—	45,000	6.15	12/31/2018	—
Dennis H. Friedrich	101,250	—	8.17	12/31/2012	—	89,779	503,662
	104,784	—	13.08	12/31/2013	—
	45,000	45,000	16.27	12/31/2014	—
	45,000	45,000	20.17	12/31/2015	—
	60,000	90,000	31.21	12/31/2016	—
	50,000	200,000	19.11	12/31/2017	—
	—	719,512	6.15	12/31/2018	—
Thomas F. Farley(3)	41,741	—	C$11.88	12/31/2011	—	—	—
	43,772	—	C$12.42	12/31/2012	—
	180,000	—	C$17.47	12/31/2013	—
	144,000	36,000	C$20.16	12/31/2014	—
	27,000	18,000	C$23.23	12/31/2015	—
	15,000	60,0000	C$19.21	12/31/2017	—
	—	402,866	C $7.85	12/31/2018	—
Alan Norris	—	—	—	—	—	—	—

Notes:

(1)	The “in-the-money” value is the amount by which the market value of our common shares under option exceeded the exercise price of such options. The market value used for the options was the closing price of our common shares on the NYSE on February 18, 2009 of $5.61 for U.S. dollar denominated options and the closing price of our common shares on the TSX on February 18, 2009 of C$7.11 for Canadian dollar denominated options.

(2)	The market value of a DSU on February 18, 2009 was based on the closing price of our common shares on the NYSE of $5.61 for DSUs granted to U.S. participants and the closing price of our common shares on the TSX of C$7.11 for DSUs granted to Canadian participants.

(3)	Compensation was awarded, earned, paid or payable in Canadian dollars and is presented based on the exchange rate on February 18, 2009 of C$0.793097 for each US$1.00 (other than option exercise price, which is presented in the currency in which it was awarded).

14	Brookfield Properties

Value Vested or Earned During The Year
The value of all option-based awards that vested during the year ended December 31, 2008 was $nil for each of the named executive officers.
Compensation of Directors
The board of directors’ compensation is designed to attract and retain highly talented and experienced directors. This requires that directors be fairly and competitively compensated. The board of directors, through its Governance and Nominating Committee, annually reviews the compensation paid to our independent directors, taking into account the complexity of our operations, the risks and responsibilities involved in being a director of the company, the requirement to participate in scheduled and special board meetings, expected participation on the board’s standing committees and the compensation paid to directors of comparable companies.
Directors of Brookfield Properties who are not officers of Brookfield Properties or its affiliates (“outside directors”) are entitled to receive an annual fee of $75,000 (or the equivalent in Canadian funds, as adjusted for exchange rate fluctuations on an quarterly basis) (the “Annual Fee”). The board of director’s lead independent director and the Chairman of the Audit Committee, are also entitled to receive a supplemental annual retainer of $7,500 (or the equivalent in Canadian funds, as adjusted for exchange rate fluctuations on an quarterly basis) (the “Annual Retainer”). There are no other regular fees paid to board members, including any fees for attendance at board and committee meetings or for membership on standing committees of the board.
We established the Deferred Stock Unit Plan for Non-Employee Directors to enhance Brookfield Properties’ ability to attract and retain high quality individuals to serve as members of Brookfield Properties’ board and to promote a greater alignment of interests between outside directors and Brookfield Properties’ shareholders.
A DSU is a unit, equivalent in value to a Brookfield Properties common share, credited by means of a bookkeeping entry in the books of the company, to an account in the name of the outside director. At the end of the director’s tenure as a member of Brookfield Properties’ board, the director is paid, in cash, the market value of the common shares represented by the DSUs or, at the option of the director, that number of common shares purchased by a trustee, acting on our behalf, that is equal to the market value of the common shares represented by the DSUs.
The board of directors believes that directors can better represent Brookfield Properties’ shareholders if they are shareholders themselves. Accordingly, at least half of the Annual Fee payable to an outside director will be paid in DSUs of Brookfield Properties until the number of DSUs accumulated and common shares owned by the director have an aggregate investment cost equal to five times the then current Annual Fee. This is equivalent to $375,000 (or the equivalent in Canadian funds, as adjusted for exchange rate fluctuations on a quarterly basis), based on the current Annual Fee. Thereafter the director may elect to take all of the Annual Fee in cash or DSUs. An outside director may elect to receive all or part of the other half of the Annual Fee in cash or Deferred Shares Units. The lead independent director and the Chairman of the Audit Committee may elect to receive all or part of their Annual Retainers in cash or Deferred Shares Units.
In February 2004, the board of directors approved an amendment to our Share Option Plan to make non-management directors ineligible to receive stock option grants. Accordingly, non-management directors are not eligible to receive further options to acquire our common shares. At present, three of our non-management directors hold options granted prior to February 2004, namely Messrs. Cahill, McFarlane and Olson.

Brookfield Properties	15

The following table provides details of the compensation received by directors (other than Messrs. Clark and Zuccotti) during the year ended December 31, 2008.

				Non-equity
	Fees	Share-based	Option-based	Incentive Plan	All Other	Total
	Earned	Awards (DSUs)	Awards	Compensation	Compensation	Compensation
Name	($)	($)(1)	($)(2)	($)	($)	($)
Gordon E. Arnell(3)	—	—	11,813 (4)	—	349,733.60 (4)	361,546.60
William T. Cahill	—	72,802	—	—	—	72,802
Jack L. Cockwell	—	—	—	—	—	—
J. Bruce Flatt	—	—	—	—	—	—
Roderick D. Fraser(3)	30,563	50,958	—	—	—	81,521
Paul D. McFarlane(3)	39,642	65,316	—	—	—	104,958
Allan S. Olson(3)	—	80,962	—	—	7,931 (5)	88,893
Linda D. Rabbitt	—	79,079	—	—	—	79,079
Robert L. Stelzl	37,500	41,378	—	—	—	78,878
Diana Taylor	—	56,889	—	—	—	56,889

Notes:

(1)	The market value of a DSU on February 18, 2009 was based on the closing price of our common shares on the NYSE of $5.61 for DSUs granted to U.S. participants and the closing price of our common shares on the TSX of C$7.11 for DSUs granted to Canadian participants.

(2)	These amounts represent the value of the options issued on the date of grant derived by application of the Black-Scholes option pricing model, discounted by 25% to reflect the five-year vesting and one year holding provisions of the Share Option Plan.

(3)	Compensation was awarded, earned, paid, or payable in Canadian dollars and is presented based on the exchange rate on February 18, 2009 of C$0.793097 for each US$1.00.

(4)	Mr. Arnell received fees for his services as Chairman of the board of directors and for his consultancy services.

(5)	Mr. Olson received fees for his role on the advisory board of Carma, a Brookfield Properties subsidiary, and was reimbursed $4,864.06 for travel and other out-of-pocket expenses incurred in attending advisory board meetings.
Directors are also reimbursed for travel and other out-of-pocket expenses incurred in attending board or committee meetings. In 2008, 12 directors of Brookfield Properties received a total of $61,367.99 in directors’ reimbursed expenses.

16	Brookfield Properties

The following table indicates for each of the directors (other than Messrs. Clark and Zuccotti) all option and share awards outstanding as at December 31, 2008.

	Option-based Awards				Share-based Awards (DSUs)
	Number of			Value of		Market or
	Securities			Unexercised	Number of	Payout Value of
	Underlying			In-the-	Shares or Units	Share-based
	Unexercised	Option		money	of Shares That	Awards that
	Options	Exercise Price	Option	Options(3)	Have Vested	Have Vested
Name	(#)	($)	Expiration Date	($)	(#)	($)(2)
Gordon E. Arnell(1)	40,500	C$5.56	02/07/2010	49,644	—	—
	56,250	6.89	12/31/2010	—
	33,750	7.43	12/31/2011	—
	45,000	8.17	12/31/2012	—
	56,250	13.08	12/31/2013	—
	56,250	16.27	12/31/2014	—
	56,250	20.17	12/31/2015	—
	56,250	31.21	12/31/2016	—
	56,250	19.11	12/31/2017	—
	56,250	6.15	12/31/2018	—
William T. Cahill	6,750	7.43	12/31/2011	—	12,977	72,802
Roderick D. Fraser(1)	—	—	—	—	9,037	50,958
Jack L. Cockwell	—	—	—	—	—	—
J. Bruce Flatt(1)	202,500	C$5.56	02/07/2010	248,220	80,706	455,096
	123,750	C$10.41	12/31/2010	—
Paul D. McFarlane(1)	6,750	C$11.88	12/31/2011	—	11,583	65,315
Allan S. Olson(1)	6,750	C$10.41	12/31/2010	—	14,358	80,962
	6.750	C$11.88	12/31/2011	—
Linda D. Rabbitt	—	—	—	—	14,096	79,079
Robert L. Stelzl	—	—	—	—	7,376	41,378
Diana Taylor	—	—	—	—	10,141	56,889

Note:

(1)	Compensation was awarded, earned, paid, or payable in Canadian dollars and is presented based on the exchange rate on February 18, 2009 of C$0.793097 for each US$1.00 (other than option exercise price, which is presented in the currency in which it was awarded).

(2)	The market value of a DSU on February 18, 2009 was based on the closing price of our common shares on the NYSE of $5.61 for DSUs granted to U.S. participants and the closing price of our common shares on the TSX of C$7.11 for DSUs granted to Canadian participants.

(3)	The “in-the-money” value is the amount by which the market value of our common shares under option exceeded the exercise price of such options. The market value used for the options was the closing price of our common shares on the NYSE on February 18, 2009 of $5.61 for U.S. dollar denominated options and the closing price of our common shares on the TSX on February 18, 2009 of C$7.11 for Canadian dollar denominated options.
EQUITY COMPENSATION PLAN INFORMATION

	Number of Securities to be	Weighted-average	Number of securities remaining available for future
	issued upon exercise of	exercise price of	issuance under equity compensation plans (excluding
	outstanding options, warrants	outstanding options,	securities which may be issued in connection with
Plan category	and rights	warrants and rights	outstanding options, warrants and rights)
Equity compensation plans approved by shareholders	16,034,721	$9.964	13,153,192

Equity compensation plans not approved by shareholders	—	—	—

Total	16,034,721	$9.964	13,153,192

Brookfield Properties	17

Indebtedness of Directors, Executive Officers and Senior Officers Under Securities Purchase Programs
In response to changing U.S. guidelines on executive loans, in 2002 the board of directors discontinued granting any further executive loans under securities purchase programs. At December 31, 2008, the aggregate indebtedness (other than “routine indebtedness” under applicable Canadian securities laws) to Brookfield Properties or its subsidiaries of all officers, directors, proposed directors and employees and former officers, directors and employees of Brookfield Properties and its subsidiaries made in connection with the purchase of common shares of Brookfield Properties, publicly traded securities of subsidiary and associated companies (“Designated Shares”) was C$698,726. No additional loans have been extended subsequent to July 30, 2002 to directors, executives or senior officers of Brookfield Properties.
The following is a summary of the aggregate indebtedness:

Purpose	To Brookfield Properties or its Subsidiaries	To Another Entity
Share Purchases	C$698,726	—
Other	—	—
At March 17, 2009, Richard B. Clark, the CEO of Brookfield Properties, had an outstanding loan from Brookfield Properties of C$698,726. The largest amount outstanding of such loan during the 12 months ended December 31, 2008 was C$698,726. Designated shares are held as security for the loan.

	Involvement	Largest Amount	Amount	Financially Assisted		Amount
	of Brookfield	Outstanding	Outstanding as at	Securities Purchased		Forgiven
	Properties or	During 2008	March 17, 2009	During 2008	Security for	During 2008
Name and Principal Position	Subsidiary	(C$)	(C$)	(#)	Indebtedness	(C$)
Securities Purchase Programs
Richard B. Clark,	Brookfield				Designated
Chief Executive Officer	Properties	698,726	698,726		Shares	—

18	Brookfield Properties

Indebtedness of Directors, Executive Officers and Senior Officers Other Than Under Securities Purchase Programs
At December 31, 2008, there were no outstanding loans to officers, directors and employees and former officers, directors and employees of Brookfield Properties or its subsidiaries, other than in connection with purchases of securities of Brookfield Properties or subsidiaries of Brookfield Properties (other than “routine indebtedness” under applicable Canadian securities laws). No loans were made to officers, directors or employees for any purpose in 2008.
Directors’ and Officers’ Liability Insurance
Brookfield Properties maintains directors and officers insurance under policies arranged by BAM with a combined annual limit of C$50,000,000 subject to a corporate deductible of C$250,000 per loss (C$500,000 for certain of our U.S. subsidiaries). The limit is not exclusive to each corporation insured under the policies. Under this insurance coverage, Brookfield Properties is reimbursed for indemnity payments made to directors or officers as required or permitted by law or under provisions of its by-laws as indemnity for losses, including legal costs, arising from acts, errors or omissions committed by directors and officers during the course of their duties as such. This insurance also provides coverage to individual directors and officers without any deductible if they are not indemnified by Brookfield Properties. The insurance coverage for directors and officers has certain exclusions, including, but not limited to, those acts determined to be deliberately fraudulent or dishonest or have resulted in personal profit or advantage. The cost of such insurance is borne by Brookfield Properties and is currently C$482,143 annually.
Interest of Management and Others in Material Transactions
As of December 31, 2008, no director, senior officer or associate of a director or senior officer nor, to the knowledge of our directors or senior officers after having made reasonable inquiry, any person or company who beneficially owns, directly or indirectly, voting securities of Brookfield Properties carrying more than 10% of the voting rights attached to any class of voting securities of Brookfield Properties outstanding at the date hereof, or any associate or affiliate thereof, had any material interest, direct or indirect, in any material transaction of Brookfield Properties or its affiliates nor do any such persons have a material interest, direct or indirect, in any proposed transaction of Brookfield Properties or its affiliates.
Our parent company, BAM, and its affiliates may, from time to time, hold certain indebtedness of Brookfield Properties and its subsidiaries by way of transactions executed through market intermediaries and under prevailing market terms and conditions at the time of such transactions. At December 31, 2008, we had approximately $15 million (December 31, 2007 - $15 million) of indebtedness outstanding to our parent company, BAM and its affiliates. Interest expense related to this indebtedness, totaled nil for the year ended December 31, 2008, compared to $11 million for the year ended December 31, 2007, and was recorded at the exchange amount. Additionally, we renewed a $300 million line from BAM in the form of a two-year revolving credit facility to December 2010. The outstanding balance on this facility at December 31, 2008 was nil. Included in rental revenues are amounts received from BAM, and its affiliates for the rental of office premises of $2 million for the year ended December 31, 2008 (2007 - $2 million). These amounts have been recorded at the exchange amount. In addition, we have certain arrangements with BAM and its affiliates to acquire insurance in the normal course and at market rates or at cost. The expense for the year ended December 31, 2008 was approximately $1 million.

Brookfield Properties	19

PART FOUR – STATEMENT OF CORPORATE GOVERNANCE PRACTICES
Corporate Governance
Corporate governance relates to the activities of the board of directors who are elected by and are accountable to the shareholders, and takes into account the role of management who are appointed by the board of directors and who are charged with the ongoing management of Brookfield Properties. Our board of directors encourages sound corporate governance practices designed to promote the well being and ongoing development of Brookfield Properties, having always as its ultimate objective the long-term interests of Brookfield Properties and the enhancement of value for shareholders.
We conduct a comprehensive review of our corporate governance practices annually. As a result of this review, the board of directors has adopted a code of business conduct and ethics, a disclosure and an insider trading policy and has adopted corporate governance guidelines for the board of directors and charters for each committee. These charters are in compliance with the New York Stock Exchange rules on corporate governance (the “NYSE Rules”), the provisions of the Sarbanes-Oxley Act of 2002 and Canadian securities laws.
As set out under “Principal Holders of Voting Shares,” BAM owns approximately 50.5% of our common shares and 97.1% of our Limited Class A Redeemable Voting preferred shares. As such, we are a controlled company as defined by the NYSE Rules and have chosen to rely on the “controlled companies exemption” with respect to certain independence requirements under the NYSE Rules. The HRC Committee is comprised of a majority of independent directors and has one BAM representative. The Governance and Nominating Committee and the Audit Committee are comprised solely of independent directors. The board of directors believes this is an appropriate mix of directors and that the involvement of BAM with Brookfield Properties promotes effective oversight of the business plan and assessment of management’s performance on an ongoing basis.
Board of Directors
Mandate of the Board of Directors
Our board of directors oversees the management of Brookfield Properties’ business and affairs which is conducted by our officers and employees under the direction of the CEO. In doing so, the board of directors acts at all times with a view to the best interests of Brookfield Properties. The board of directors endeavors to enhance shareholder value on a sustainable basis and in a manner that recognizes the interests of other stakeholders, including our employees, suppliers, customers and the communities in which we operate. In fulfilling its responsibilities, the board of directors adopted its Corporate Governance Guidelines. The Corporate Governance Guidelines, which include a detailed mandate for the board of directors, are reviewed on an annual basis and otherwise as appropriate. A copy of our Corporate Governance Guidelines is attached hereto as Appendix A and also includes position descriptions for the Chairman, the CEO and the lead independent director.
Composition of the Board and Representation of Shareholders’ Interests
The board of directors is currently composed of 12 directors. Twelve nominees are standing for election as directors. The board of directors considers that its size and composition is appropriate given the diversity of Brookfield Properties’ operations and the need for a variety of experience and backgrounds. The board of directors believes that a combination of independent directors, directors related to BAM and directors drawn from management leads to a constructive exchange in deliberations resulting in objective, well-balanced and informed discussion and decision making.
Each director must have an understanding of the Brookfield Properties’ principal operational and financial objectives, plans and strategies, financial position and performance as well as the performance of Brookfield Properties relative to its principal competitors. Directors must have sufficient time to carry out their duties and not assume responsibilities that would materially interfere with or be incompatible with board of directors membership. Directors who experience a significant change in their personal circumstances, including a change in their principal occupation, are expected to advise, and submit a written resignation letter to, the Chairperson of the Governance and Nominating Committee and, if determined appropriate by the board on the recommendation of the Governance and Nominating Committee, the board of directors shall accept such offer of resignation.
The board of directors, with the assistance of the Governance and Nominating Committee, determines whether each director is an independent director. In determining independence, the board of directors utilized the definition of “independent” in the NYSE listing standards and in Multilateral Instrument 52-110. In making these determinations, the board of directors examines the results of annual questionnaires completed by each director, as well as each individual director’s circumstances and his or her relationship to Brookfield Properties and its affiliates. For a director to be independent, the board must affirmatively determine that such director has no material relationship with Brookfield Properties and such director did not receive any consulting, advisory, or other compensatory fee from Brookfield Properties except in his or her capacity as a member of the board of directors or a committee thereof.
The board of directors has determined that a majority of the directors are independent, and has classified the 12 director nominees as follows:

20	Brookfield Properties

•	Seven independent directors: William T. Cahill, Roderick D. Fraser, Paul D. McFarlane, Allan S. Olson, Linda D. Rabbitt, Robert L. Stelzl and Diana L. Taylor. In determining that all of these directors are independent, the board of directors considered all relevant facts and circumstances, including that in the normal course of business, Brookfield Properties provides real estate and/or services to, and receives rental income and/or services from, companies that some of our directors are affiliated with.

•	Two BAM directors: Jack L. Cockwell and J. Bruce Flatt. While the board of directors considers that these directors’ interests are fully aligned with the interests of minority shareholders, and that they act independently of management, the applicable rules suggest that they be considered not independent.

•	Three management representatives: Gordon E. Arnell, Chairman, John E. Zuccotti, Co-Chairman and Richard B. Clark, CEO are not independent because they are members of senior management of Brookfield Properties.
In addition, the board of directors has appointed Allan S. Olson as the lead independent director. As lead independent director, Mr. Olson presides over all sessions of Brookfield Properties’ independent directors and is responsible for ensuring that matters raised during these meetings are reviewed with the full board and Brookfield Properties’ senior management and acted upon in a timely fashion. In addition, as lead independent director, Mr. Olson performs the following actions:
•	consults with the Chairman of the board on the preparation of the agenda for each meeting of the board of directors; and

•	in consultation with the Chairman of the board, ensures that an appropriate system is in place to evaluate the performance of the board of directors as a whole and its committees.
Board Meetings
Each director is expected to attend all meetings of the board of directors and any committee of which he or she is a member. The board of directors may also take action from time to time by unanimous written consent.
The board of directors meets at least once in each quarter, with additional meetings held when required. The board of directors met seven times in 2008 and took action by written consent once. The Audit Committee and Human Resources and Compensation Committee also took action by written consent once. There are four regular meetings scheduled for 2009. In addition, the independent directors met separately from management directors and directors related to BAM after each regularly scheduled each board meeting. These meetings were conducted under the direction of the lead independent director, who reported back to the CEO on any matters requiring action by management.
Meeting frequency and agendas may change from time to time depending on opportunities or risks faced. Additional meetings may be called by the Chairman, the CEO or any two directors on proper notice.
The following is a record of the directors’ attendance at the meetings of the board of directors and the committees during 2008:

			Committee Meeting Attendance(1)
				Governance	Human Resources
		Board Meeting	Audit	and Nominating	and Compensation
	Board Meetings	Attendance	Committee	Committee	Committee
Director	(7 meetings)	Percentage	(4 Meetings)	(4 Meetings)	(4 Meetings)
Gordon E. Arnell	6 of 7	86%
William T. Cahill	7 of 7	100%	4 of 4	4 of 4
Richard B. Clark	7 of 7	100%
Jack L. Cockwell	7 of 7	100%
J. Bruce Flatt	7 of 7	100%			4 of 4
Roderick D. Fraser	7 of 7	100%		4 of 4
Paul D. McFarlane	7 of 7	100%	4 of 4		4 of 4
Allan S. Olson	6 of 7	86%	4 of 4	4 of 4
Linda D. Rabbitt	6 of 7	86%			3 of 4
Robert L. Stelzl	7 of 7	100%	4 of 4
Diana L. Taylor (2)	6 of 7	86%		2 of 3
John E. Zuccotti	7 of 7	100%

Notes:

(1)	Attendance shown only for committee members.

(2)	Ms. Taylor accepted her appointment as a member of the Governance and Nominating Committee after the February 2008 meeting and therefore was eligible to attend only 3 meetings in 2008.

Brookfield Properties	21

The Chairman is primarily responsible for the agenda. Prior to each board meeting, the Chairman discusses agenda items for the meeting with the CEO, lead independent director, other members of senior management and other members of the board of directors. Any director may propose the inclusion of items on the agenda, request the presence of or a report by any member of senior management, or raise subjects that are not on the agenda for that meeting.
In advance of each board of directors and committee meeting, members receive the proposed agenda and other materials important to the directors’ understanding of the matters to be considered. Directors are expected to spend the time needed to review the materials in advance of such meetings and to actively participate in such meetings.
Committees of the Board of Directors
We believe that committees of the board of directors assist in its effective functioning and that the appropriate composition of board committees should enable the views of independent directors to be effectively expressed.
Our board of directors has three standing committees: the Audit Committee, the HRC Committee and the Governance and Nominating Committee. Special committees may be formed from time to time as required to review particular matters or transactions. While the board of directors retains overall responsibility for corporate governance matters, the Audit, Human Resources and Compensation, and Governance and Nominating Committees have specific responsibilities for certain aspects of corporate governance as described below.
The Governance and Nominating and the Audit Committees are comprised solely of independent directors and the HRC Committee is comprised of a majority of independent members and one member related to BAM. The members of each committee are selected by the board of directors on the recommendation of the Governance and Nominating Committee. A description of the responsibilities of the board committee chairs can be found in the Corporate Governance Guidelines which is attached hereto as Exhibit A.
The following is a brief description of the charters of each committee, its composition and the meetings held during the past year. The full text of each committee’s charter is available on Brookfield Properties’ website at www.brookfieldproperties.com.
Audit Committee
The Audit Committee is comprised of four directors all of whom are independent: Paul D. McFarlane (Chairman), William T. Cahill, Allan S. Olson and Robert L. Stelzl. In addition to being independent directors as described above, all members of the Audit Committee must meet an additional “independence” test under the Sarbanes-Oxley Act and Multilateral Instrument 52-110, in that their directors’ fees are the only compensation they, or their firms, receive from Brookfield Properties and that they are not affiliated with Brookfield Properties. Each member of the Audit Committee is Financially Literate and Mr. McFarlane is considered to be an Audit Committee Financial Expert, as these terms are defined under the applicable regulations.
The Audit Committee is responsible for monitoring Brookfield Properties’ systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the external auditors. The Audit Committee is also responsible for reviewing Brookfield Properties’ annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial condition and results of operations prior to their approval by the full board of directors.
The Audit Committee met four times in 2008 and took action by written consent once. There are four Audit Committee meetings scheduled for 2009. Meeting frequency and agendas may change from time to time depending on opportunities or risks faced by Brookfield Properties. The charter for the Audit Committee is reviewed annually by the Audit Committee, the Governance and Nominating Committee and approved by the board of directors. A copy of the Audit Committee charter is included in our Annual Information Form, as well as additional information required under Multilateral Instrument 52-110 in the section of our Annual Information Form entitled “Audit Committee Information”.
Human Resources and Compensation Committee
The HRC Committee is comprised of three directors: J. Bruce Flatt (Chairman), Paul D. McFarlane and Linda D. Rabbitt. Mr. Flatt is related to BAM. Paul McFarlane and Linda Rabbitt are independent directors. Taking into account the alignment of interests between BAM and the minority shareholders of Brookfield Properties, the independence of the BAM representative from Brookfield Properties’ management and the majority of the members of the HRC Committee being independent directors, the board of directors believes that the HRC Committee is positioned to fulfill its responsibilities objectively and in the interests of all shareholders.
The HRC Committee is responsible for reviewing and reporting to the board of directors on human resources planning, including: succession planning and proposed senior management appointments; the job descriptions and annual objectives of its senior executives; the salaries, performance awards and other remuneration for senior management; Brookfield Properties’

22	Brookfield Properties

incentive-based compensation and equity-based compensation plans; and its compensation and benefit plans in general. The committee also reviews the position description of the CEO, establishes objectives against which to review and assess the CEO’s performance and annually assesses the performance of the CEO against these pre-determined objectives.
The HRC Committee met four times in 2008 and took action by written consent once. There are four HRC Committee meetings scheduled for 2009. Meeting frequency and agendas may change from time to time depending on opportunities or risks faced by Brookfield Properties. The charter for the HRC Committee is reviewed annually by the committee and the Governance and Nominating Committee and approved the board of directors.
Governance and Nominating Committee
The Governance and Nominating Committee is comprised of four directors, all of whom are independent: Allan S. Olson (Chairman), William T. Cahill, Roderick D. Fraser and Diana L. Taylor.
The Governance and Nominating Committee is responsible for reviewing the performance of the board of directors as a whole on an annual basis, including specifically reviewing areas in which the board of directors’ effectiveness may be enhanced. It is also responsible for reviewing the credentials of proposed nominees for election or appointment to the board and for recommending candidates for board membership. Candidates are assessed in relation to the criteria established by the board to ensure it has the appropriate mix of talents, quality and skills necessary to promote sound governance and an effective board. The Governance and Nominating Committee is responsible for reviewing and reporting to the board of directors on: director compensation; the charters of each existing committee; the position description for the Chairman; Brookfield’s corporate policies (including its Code of Business Conduct and charitable contributions policy); and any recommended amendments to such documents. The committee also oversees the orientation of new directors, reviews all significant proposed related party transactions and situations involving a potential conflict of interest, approves any waivers to the Code of Conduct sought by directors or members of senior management and to the extent feasible, strives to ensure the CEO and the other executive officers of Brookfield Properties are acting with integrity and developing a culture of integrity throughout Brookfield Properties.
During its annual review of the effectiveness of the performance of the board of directors and the corporate governance guidelines, the Governance and Nominating Committee determined not to recommend a mandatory retirement age or term limits for directors as such limits may deprive Brookfield Properties and its shareholders of the contributions of members who have been able to develop, over time, valuable insights into Brookfield Properties, its strategy and business operations.
The Governance and Nominating Committee met four times in 2008. There are four Governance and Nominating Committee meetings scheduled for 2009. Meeting frequency and agendas may change from time to time depending on opportunities or risks faced by Brookfield Properties. The charter for the Governance and Nominating Committee is reviewed annually by the committee and approved by the board of directors.
Service on other boards and audit committees
The board does not believe that its members should be prohibited from serving on the boards of other public companies so long as these commitments do not materially interfere and are compatible with their ability to fulfill their duties as a member of the board. Directors must advise the Chairperson in advance of accepting an invitation to serve on the board of another public company and, as a general rule, directors are not allowed to join a board of another public company on which two or more other directors of the Corporation serve. Members of the Audit Committee may not serve on the audit committees of more than three other public companies without the prior approval of the board.
Orientation and Continuing Education
The Chief Financial Officer and the Secretary, under the oversight of the Governance and Nominating Committee, are responsible for providing orientation and continuing education programs for new directors regarding the role of the board of directors, its committees and its directors. Generally, new directors are provided with materials describing our business and governance policy and procedures and they also meet individually with the CEO and the Chairman of the board to learn about Brookfield Properties and its operations. In order to ensure that Brookfield Properties’ directors maintain the skill and knowledge necessary to meet their obligations as directors, the board of directors and the committees receive reports from management and third parties from time to time regarding changes in securities laws and regulations and changes in corporate governance practices. In addition, as part of the board of directors’ regular quarterly meetings and on regular update calls, management provides an update of the business conditions in our primary markets.
Evaluation of Board, directors and Committees
The Governance and Nominating Committee, in consultation with the Chairman of the board of directors, ensures that an appropriate system is in place to evaluate and perform an annual evaluation of the effectiveness of the board as a whole, as well as the committees of the board, to ensure they are fulfilling their respective responsibilities and duties as set out in our Corporate Governance Guidelines and in the respective committee charters. The process used for undertaking these assessments includes a

Brookfield Properties	23

written survey of the effectiveness of the board of directors and its committees and detailed discussion of the results of such survey. In connection with these evaluations, each director has been requested to provide his or her assessment of the effectiveness of the board of directors and each committee. The board of directors has decided not to evaluate its fellow board members’ contributions and effectiveness because it believes that doing so will detract from the cooperative and productive character of the board.
Board of Directors Access to Outside Advisors
The board of directors may at any time retain outside financial, legal or other advisors at the expense of Brookfield Properties and has the authority to determine the advisors’ fees and other retention terms. Each committee of the board of directors may retain outside advisors, at the expense of Brookfield Properties, without the board’s approval, at any time. Any director may, subject to the approval of the Chairman, retain an outside advisor at the expense of Brookfield Properties.
Management
Management’s Role
The primary responsibility of management is to safeguard Brookfield Properties’ assets and to create wealth for shareholders. When performance is found to be inadequate, the board of directors has the responsibility to bring about appropriate change.
Brookfield Properties’ corporate governance practices are designed to encourage autonomy and effective decision making on the part of management, while ensuring appropriate oversight through its board of directors and its committees.
Management’s Relationship to the Board of Directors
Senior management, primarily through the CEO, reports to and is accountable to the board of directors. At its meetings, the board of directors regularly engages in private sessions with the CEO without other members of senior management present.
Business plans are developed to ensure the compatibility of shareholder, board of directors and management views on our strategic direction, performance targets and utilization of shareholders’ equity. A session of the board of directors is held each year to review the strategic initiatives and the business plan submitted by senior management. The board of directors’ approval of the annual business plan provides a mandate for senior management to conduct the affairs of Brookfield Properties knowing it has the necessary support from the board of directors. Material deviations from the plan are reported to and considered by the board of directors.
Board of Directors Access to Management
Information provided by management to directors is critical to their effectiveness. In addition to the reports presented to the board of directors at its regular and special meetings, the board of directors is kept informed on a timely basis by management of corporate developments and key decisions taken by management in pursuing Brookfield Properties’ business plan. The directors periodically assess the quality, completeness and timeliness of information provided by management to the board of directors. Directors also have the opportunity to meet with senior management and to participate in work sessions to obtain further insight into the operations of Brookfield Properties.
Management Succession
The board of directors, in consultation with the HRC Committee, maintains a succession plan for the CEO and other members of senior management. The objective of the plan is to ensure the orderly succession of senior management, including providing for any required recruiting, training and development.
CommuniCation and Disclosure Policies
Brookfield Properties has adopted a Disclosure and Insider Trading Policy which summarizes its policies and practices regarding disclosure of material information to investors, analysts and the media. The purpose of this policy is to ensure that Brookfield Properties’ communications with the investment community are timely, consistent and in compliance with all applicable securities legislation. The Disclosure and Insider Trading Policy is reviewed annually by the board of directors and is available on our website at www.brookfieldproperties.com.
We endeavor to keep our shareholders informed of our progress through a comprehensive annual report, annual information form, quarterly interim reports and periodic press releases. We also maintain a website that provides summary information about Brookfield Properties and ready access to its published reports, press releases, statutory filings and supplementary information provided to analysts and investors. Directors and management meet with Brookfield Properties’ shareholders at the annual meeting and are available to respond to questions at that time.

24	Brookfield Properties

We also have an investor relations program to respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts, financial advisors and interested members of the public to ensure that accurate information is available to investors, including quarterly conference calls and webcasts to discuss our financial results. We also endeavor to ensure that the media are kept informed of developments as they occur, and have an opportunity to meet and discuss these developments with our designated spokespersons.
Code of Business Conduct and Ethics
The board of directors expects all directors, officers and employees to conduct themselves in accordance with the highest ethical standards and to adhere to Brookfield Properties’ written Code of Business Conduct and Ethics for Directors, Officers and Employees. The Code is given to each new director and officer upon commencement of employment and it is distributed to all employees annually. The board of directors encourages senior officers to create a culture of integrity throughout the organization. The board of directors monitors compliance with the Code in part through its whistle blowing procedures described therein which mandate that all directors, officers and employees report breaches of the Code and may do so anonymously if they prefer. Any waiver of the Code for officers and directors may only be made by the board of directors or the Governance and Nominating Committee and will be disclosed by Brookfield Properties to the extent required by law, regulation or stock exchange requirement. No waivers have been sought or granted since the adoption of the Code in April 2004. The Code is reviewed annually by the board of directors and the Governance and Nominating Committee and is posted on Brookfield Properties’ website at www.brookfieldproperties.com.

Brookfield Properties	25

PART FIVE – OTHER INFORMATION
Shareholder Proposals
The Canada Business Corporations Act permits eligible shareholders to submit shareholder proposals to Brookfield Properties, which proposals may be included in a management proxy circular relating to an annual meeting of shareholders. We did not receive any shareholder proposals for the upcoming Meeting. The final date by which we must receive shareholder proposals for the annual meeting of shareholders to be held in 2010 is December 17, 2009.
Availability Of Disclosure Documents
We will provide any person or corporation, upon request to the Secretary of Brookfield Properties, with a copy of:
(a)	our most recent annual information form, together with a copy of any document or the pertinent pages of any document incorporated therein by reference;

(b)	our comparative financial statements for the fiscal year ended December 31, 2008, together with the report of the auditors thereon;

(c)	our most recent annual report, which includes management’s discussion and analysis of financial conditions and results of operations (“MD&A”);

(d)	our interim financial statements for the periods subsequent to the end of Brookfield Properties’ fiscal year and the MD&A thereon; and

(e)	our management proxy circular dated March 17, 2009, in connection with the Meeting.
Copies of these documents and additional information relating to Brookfield Properties are also available on Brookfield Properties’ SEDAR profile at www.sedar.com. Financial information for the fiscal year ended December 31, 2008 is provided in our comparative financial statements and MD&A, which are included in the our most recent annual report.
Other Business
We know of no matter to come before the Meeting other than the matters referred to in the accompanying Notice of Meeting.
Directors’ Approval
The contents and sending of this Circular have been approved by the directors of Brookfield Properties.
(signed) “Brett M. Fox”
Brett M. Fox
Corporate Counsel and Secretary
Toronto, Canada
March 17, 2009

26	Brookfield Properties

APPENDIX A
CORPORATE GOVERNANCE GUIDELINES
1. INTRODUCTION
Corporate governance relates to the activities of the board of directors who are elected by and are accountable to the shareholders, and takes into account the role of management who are appointed by the board of directors and who are charged with the ongoing management of the corporation.
The Board is of the view that the corporate governance policies and practices of Brookfield Properties Corporation (“Brookfield” or the “Corporation”), outlined below (the “Guidelines”) are comprehensive and consistent with requirements of the New York Stock Exchange, the Toronto Stock Exchange and the applicable provisions under the U.S. Sarbanes-Oxley Act of 2002 and applicable Canadian Securities laws and the practices of Canadian public companies in similar circumstances to the Corporation.
The board of directors (the “Board”) of the Corporation will revise these Guidelines from time to time based on its assessment of the Corporation’s needs and legal and regulatory developments and changes in practices. The Corporation’s Governance and Nominating Committee will review these Guidelines annually, or more often if warranted, and recommend to the Board such changes as it deems necessary and appropriate.
2. ROLE AND FUNCTIONS OF THE BOARD
The role of the Board is to oversee the business and affairs of the Corporation which are conducted by its officers and employees under the direction of the Chief Executive Officer. In doing so, the Board acts at all times with a view to the best interests of Brookfield. The Board endeavors to ensure that shareholder value is enhanced on a sustainable basis and in a manner that recognizes the interests of other stakeholders in the Corporation including its employees, suppliers, customers and the communities in which it operates.
In fulfilling its responsibilities, the Board, both directly and through its various committees, shall:
Strategic planning
a)	oversee the strategic planning process including, on an annual basis, reviewing and approving the business plan for the Corporation and monitoring performance of the Corporation under the plan;

b)	oversee the financial and business strategies and objectives included within the business plan;
Appoint and monitor senior management
a)	develop a position description for the Chief Executive Officer including the corporate objectives that the Chief Executive Officer is responsible for meeting;

b)	oversee the selection, evaluation and compensation of the Chief Executive Officer:

c)	oversee the selection, evaluation and compensation of other senior management;

d)	monitor succession planning of the Chief Executive Officer and other members of senior management;

e)	to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other members of senior management;
Risk assessment and management
a)	assess the major risks facing the Corporation and its businesses and review, approve, monitor and oversee the implementation of appropriate systems to manage those risks;
Public disclosure and financial reporting
a)	oversee the Corporation’s public disclosure and financial reporting, review and monitor the Corporation’s management information systems and disclosure controls and procedures, its internal controls and procedures for financial reporting

Brookfield Properties	27

and compliance with the Corporation’s code of business conduct and ethics (the “Code of Business Conduct and Ethics”) to ensure that the Corporation maintains its integrity and accountability;
Corporate governance
a)	ensure an appropriate system of corporate governance is in place so the Board and management can operate effectively, in the best interests of the Corporation;

b)	confirm that processes are in place for the Corporation and its businesses to address and comply with applicable legal, regulatory, corporate, securities and other compliance matters;

c)	oversee the creation of a culture of integrity throughout the organization;
Approval of certain matters
a)	approve all material transactions for the Corporation; and

b)	approve those matters which may not be delegated by the Board under applicable corporate law including, among others, the issuance of securities of the Corporation (except in the manner and on terms authorized by the Board), the declaration of dividends, the repurchase or redemption of shares of the Corporation and the adoption, repeal or amendment of the by-laws of the Corporation, or any other matter which the Board reserved to itself the right to approve notwithstanding the delegation to senior management of the authority to manage the business of the Corporation.
3. QUALIFICATIONS OF DIRECTORS
Directors are expected to have the highest personal and professional ethics and values and be committed to advancing the best interests of the Corporation and its shareholders. They are also expected to possess skills and competencies in areas that are relevant to the Corporation’s activities and that enhance the ability of the Board to effectively oversee the business and affairs of the Corporation.
Each director must have an understanding of the Corporation’s principal operational and financial objectives, plans and strategies, financial position and performance as well as the performance of the Corporation relative to its principal competitors. Directors must have sufficient time to carry out their duties and not assume responsibilities that would materially interfere with or be incompatible with Board membership. Directors who experience a significant change in their personal circumstances, including a change in their principal occupation, are expected to advise, and submit a written resignation letter to, the Chairperson of the Governance and Nominating Committee and, if determined appropriate by the Board on the recommendation of the Governance and Nominating Committee, the Board shall accept such offer of resignation.
4. COMPOSITION OF BOARD
Size of Board and selection process
The directors of the Corporation are elected each year by the shareholders at the annual meeting of shareholders. The Governance and Nominating Committee recommends to the full Board the nominees for election to the Board and based on this recommendation the Board proposes a slate of nominees to the shareholders for election. Any shareholder may propose a nominee for election to the Board either by means of a shareholder proposal in compliance with the requirements prescribed by the Canada Business Corporations Act (“CBCA”) or at the annual meeting.
The Board also recommends the number of directors on the Board for approval to the shareholders, again based on the recommendation of the Governance and Nominating Committee. Presently, the Board believes that not less than twelve directors is an appropriate size for the Board and its committees to operate effectively. Between annual meetings, the Board may appoint directors to serve until the next annual meeting, subject to the relevant provisions of the CBCA.
Independence of directors and representation of shareholders interests
Brookfield Asset Management Inc. (“BAM”) owns a majority of the Corporation’s voting shares. As such, the Corporation is a controlled company as defined by the New York Stock Exchange rules on corporate governance (the “NYSE Rules”) and has chosen to rely on the NYSE Rules “controlled companies exemption” with respect to certain independence requirements. Seven of the Corporation’s 12 directors are independent of management and of BAM. The Chairperson of the Board is not an Independent Director. BAM will have two representatives on the Board and the remaining three will be members of

28	Brookfield Properties

management. The Board considers that its current size and composition is appropriate given the diversity of the Corporation’s operations and the need for a variety of experience and backgrounds. The Board believes that a combination of Independent Directors, directors related to BAM and directors drawn from management leads to a constructive exchange in board deliberations resulting in objective, well-balanced and informed discussion and decision making.
The Board, with the assistance of the Governance and Nominating Committee, determines whether each director is an “Independent Director”. In making these determinations, the Board examines each individual director’s circumstances and his or her relationship to the Corporation and its affiliates and evaluates if he or she meets the definition of an Independent Director.
“Independent Director” means a director who has been affirmatively determined by the Board to have no material relationship with the Corporation, its parent or a subsidiary corporation, either directly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation. In addition, a director will be deemed to have a material relationship if he or she has one of the following relationships with the Corporation (which in each case below must be read as including a parent company or subsidiary of the Corporation):

a)	the director is or was within the last three years an employee or executive officer (or has an immediate family member who is or was within the last 3 years an executive officer) of the Corporation. A director is not disqualified from being independent if he or she previously acted as an interim chief executive officer of the Corporation, or currently acts or previously acted as a part-time chair or vice-chair of the Board or any Board committee;

b)	the director (a) is a partner of or is employed by the Corporation’s internal or external auditor; (b) was within the last three years a partner or employee of that auditing firm and personally worked on the Corporation’s audit within that time; or (c) has a spouse, minor child or a child who lives in the director’s home and who (i) is a partner of the Corporation’s internal or external auditor; (ii) is an employee of the auditing firm and works in the audit, assurance or tax compliance (but not tax planning) practice; or (iii) was within the last three years a partner or employee of that auditing firm and personally worked on the Corporation’s audit during that time. For this purpose, a “partner” does not include a partner whose interest in the auditing firm is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service, if the compensation is not contingent in any way on continued service;

c)	the director is or was within the last three years (or has an immediate family member who is or was within the last three years) an executive officer of another entity if any of the Corporation’s current executive officers serve or served at the same time on the compensation committee of that entity;

d)	the director has (or an immediate family member who is employed as an executive officer of the Corporation has) received more than Cdn.$75,000 in direct compensation from the Corporation in any 12-month period within the last three years, other than (a) fees for acting as a director or committee member, including as the Chairperson of the Board or a Board committee; and (b) fixed amounts of compensation under a retirement or deferred compensation plan for prior service with the Corporation, if receipt is not contingent in any way on continued service; or

e)	the director is an employee of (or has an immediate family member who is an executive officer of), another company that has, in the last three fiscal years made payments to, or received payments from, the Corporation in excess of the greater of US$1 million and 2% of the other company’s consolidated gross revenues.

f)	For the purposes of the definition above, the term “executive officer” means the chair, vice-chair, president, vice-presidents in charge of principal business units, divisions or functions, and any other individual (whether employed by the Corporation or not) who performs a policy-making function in respect of the Corporation, and the term “immediate family member” means the director’s spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law and anyone (other than a domestic employee) who lives in the director’s home.
Members of the Audit Committee are subject to two additional requirements to be considered independent for audit committee purposes:
a)	the director cannot after appointment to the Audit Committee accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the Corporation or any of its subsidiaries, other than (a) fees for acting as a director, committee member, or part-time chair or vice-chair of the Board or any Board Committee; and (b) fixed amounts of compensation under a retirement or deferred compensation plan for prior service with the Corporation (provided such compensation is not contingent in any way on continued service). A fee is considered to have been indirectly received by the director if it is received by (a) the director’s spouse, a minor child or a child who lives in the director’s home; or (b) an entity in which the director is a partner, a member or an officer (such as a managing director or executive

Brookfield Properties	29

officer) if that entity provides accounting, consulting, legal, investment banking or financial advisory services to the Corporation or any of its subsidiaries, unless the director is a limited partner or a non-managing member of the entity and plays no active role in providing services to the entity; and

b)	the director cannot be an affiliated entity of the Corporation or any of its subsidiaries.

For the purposes of the Audit Committee requirements above, the term “affiliated entity” means an individual or company that controls, is controlled by or is under common control with the Corporation. In addition, an individual is himself or herself an affiliated entity of the Corporation if the individual holds any of the following positions with an affiliated entity: a director who is an employee, an executive officer, a general partner or a managing member, and the term “control” means having the direct or indirect power to control the Corporation, whether through ownership of voting securities or otherwise. An individual who owns, directly or indirectly, 10% or less of any class of voting securities of the Corporation will be deemed not to control the Corporation if the individual is not an executive officer of the Corporation.
Each member of the Audit Committee shall be financially literate.
The term “financially literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.
The Board will review the independence of all directors on an annual basis and will publish its determinations in the management proxy circular for the Corporation’s annual meeting of shareholders and in accordance with other applicable laws. Directors have an ongoing obligation to inform the Board of any material changes in their circumstances or relationships that may affect the Board’s determination as to their independence.
Chairperson(s)
The Board will in each year elect from among its members a Chairperson who is not the Chief Executive Officer. The Chairperson of the Board is principally responsible for overseeing the operation and affairs of the Board. The Board has established a position description for the Chairperson which is attached as an appendix to these Guidelines. The Board may also appoint a Co-Chairperson or Vice-Chairperson where it believes this would enhance the operations of the Board. In this case, the Co-Chairperson or Vice-Chairperson will share the responsibilities of the Chairperson.
Election of directors
Every shareholder of the Corporation entitled to vote at an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by him or her, multiplied by the number of directors to be elected. The shareholder may cast all of his or her votes in favour of one candidate or distribute them among the candidates in such manner as he or she sees fit. Where he or she has voted for more than one candidate without specifying the distribution of his or her votes among such candidates, he or she shall be deemed to have divided his or her votes equally among the candidates for whom he or she voted.
Term
All directors are elected at the annual meeting of shareholders of the Corporation for a term of one year. The Board does not believe it is advisable to establish term limits or mandatory retirement ages for its members as such limits may deprive the Corporation and its shareholders of the contributions of members who have been able to develop, over time, valuable insights into the Corporation, its strategy and business operations.
Board succession
The Governance and Nominating Committee is responsible for maintaining a Board succession plan that is responsive to the Corporation’s needs and the interests of its shareholders. In considering new nominees to the Board, the Committee shall consider the following criteria:
a)	the competencies and skills necessary for the Board, as a whole, to possess;

b)	the competencies and skills that each existing director possesses; and

c)	the competencies and skills each new nominee will bring to the boardroom.

30	Brookfield Properties

5. MEETINGS
The Board has meetings at least once in each quarter, with additional meetings held when required. Additional meetings may be called by the Chairperson, the Chief Executive Officer or any two directors on proper notice.
The Chairperson is primarily responsible for the agenda. Prior to each Board meeting, the Chairperson discusses agenda items for the meeting with the Chief Executive Officer, other members of senior management and other members of the Board. Any director may propose the inclusion of items on the agenda, request the presence of or a report by any member of senior management, or at any Board meeting raise subjects that are not on the agenda for that meeting.
The Human Resources and Compensation Committee, the Governance and Nominating Committee and the Audit Committee generally have meetings quarterly, with additional meetings held when required. Meeting frequency and agendas for the standing committees may change from time to time, however, depending on opportunities or risks faced by the Corporation. Any member of a committee may call a committee meeting, request that an item be included on the committee’s agenda or raise subjects that are not on the agenda for that meeting. Audit Committee meetings can also be called by the Chairperson of the Board, the Chief Executive Officer, the Chief Financial Officer or the Corporation’s auditor.
Notice of the place, day and time of each Board or committee meeting must be served on each director at least 48 hours prior to the meeting. Directors or committee members may waive notice of any meeting and attendance at a meeting is deemed to be waiver of notice. The notice need not state the purpose or purposes for which the meeting is being held.
Procedures for Board meetings
Procedures for Board meetings are determined by the Chairperson unless otherwise determined by the by-laws of the Corporation or a resolution of the Board.
Procedures for committee meetings are determined by the committee chairperson unless otherwise determined by the by-laws of the Corporation or a resolution of the committee or the Board.
A quorum for any Board or committee meeting is not less than a majority of directors, unless the directors fix the quorum otherwise.
The Chairperson may vote as a director at any meeting, but does not have a second or casting vote in the case of an equality of votes.
The Secretary of the Corporation keeps minutes of the meeting of the Board and each of its committees and circulates copies of the minutes to each Board or committee member, as the case may be, on a timely basis.
Independent Directors’ meetings
The Independent Directors have at least four meetings a year with only Independent Directors present. Each year, the directors will appoint an Independent Director to act as lead Independent Director to chair these meetings and to report to the Board on these meetings as is appropriate (the “Lead Independent Director”). The Board has developed a position description for the Lead Independent Director which is attached as an appendix to these Guidelines.
6. DIRECTORS RESPONSIBILITIES
Director orientation and continuing education
The Chief Financial Officer and the Secretary of the Corporation, under the oversight of the Governance and Nominating Committee, are responsible for providing orientation and continuing education programs for new directors. Generally, new directors are provided with materials describing the Corporation’s business and governance policy and procedures and they also meet individually with the Chief Executive Officer and the Chairperson to learn about the Corporation and its operations.
Attendance and participation
Each director is expected to attend all meetings of the Board and any committee of which he or she is a member. A director who is unable to attend a meeting in person may participate by telephone or teleconference. The Board may also take action from time to time by unanimous written consent.

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In advance of each Board and committee meeting, members will receive the proposed agenda and other materials important to the directors’ understanding of the matters considered. Directors are expected to spend the time needed to review the materials in advance of such meetings and to actively participate in such meetings.
Service on other boards and audit committees
The Board does not believe that its members should be prohibited from serving on the boards of other public companies so long as these commitments do not materially interfere and are compatible with their ability to fulfill their duties as a member of the Board. Directors must advise the Chairperson in advance of accepting an invitation to serve on the board of another public company and, as a general rule, directors are not allowed to join a board of another public company on which two or more other directors of the Corporation serve.
Members of the Audit Committee may not serve on the audit committees of more than three other public companies without the prior approval of the Board.
Access to independent advisors
The Board and any committee may at any time retain outside financial, legal or other advisors at the expense of the Corporation and have the authority to determine the advisors’ fees and other retention terms. Any director may, subject to the approval of the Chairperson, retain an outside advisor at the expense of the Corporation.
7. COMMITTEES OF THE BOARD
General
Brookfield believes that Board committees assist in the effective functioning of the Board.
The Human Resource and Compensation Committee is comprised of a majority of Independent Directors and has one BAM representative. The Audit Committee and Governance and Nominating Committee are comprised solely of Independent Directors.
The Board has three standing committees: the Audit Committee, the Human Resources and Compensation Committee, and the Governance and Nominating Committee. Special committees may be formed from time to time as required to review particular matters or transactions. While the Board retains overall responsibility for corporate governance matters, the Audit, Human Resources and Compensation, and Governance and Nominating Committees have specific responsibilities for certain aspects of corporate governance as described below.
The following is a brief description of the mandate of each standing committee:
Audit Committee
The Audit Committee is responsible for monitoring the Corporation’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Corporation’s auditors. The committee is also responsible for reviewing the Corporation’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis and review of related operations prior to their approval by the full Board.
Human Resources and Compensation Committee
The Human Resources and Compensation Committee is responsible for reviewing and reporting to the Board on human resource planning, including senior management appointments, succession planning and the levels and form of executive compensation in general, and the specific compensation of senior executives. The committee also reviews the positions descriptions and annual objectives of the Corporation’s Chief Executive Officer and his or her performance in relation to these objectives, and reports to the Board.
Governance and Nominating Committee
It is the responsibility of the Governance and Nominating Committee, in consultation with the Chairperson, to assess periodically the size and composition of the Board and its committees, to implement procedures for director appointment and removal, to

32	Brookfield Properties

assess effectiveness of the performance of the Board and its directors, to review the Corporation’s Code of Business Conduct and Ethics and its Guidelines, to monitor its relations with management, and to review and recommend directors’ compensation.
Committee Chairpersons
The Audit and Governance and Nominating Committees are each chaired by an Independent Director. The Human Resources and Compensation Committee is chaired by a director related to BAM. Each committee chairperson is selected by the Board on the recommendation of the Governance and Nominating Committee and is responsible for determining the agenda and the frequency and conduct of committee meetings.
Committee charters
Each committee has its own charter that sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Board. Copies of each charter are posted on the Corporation’s Web site, www.brookfieldproperties.com.
8. EVALUATION OF BOARD, DIRECTORS AND COMMITTEES
The Governance and Nominating Committee in consultation with the Chairperson will ensure that an appropriate system is in place to evaluate and perform an annual evaluation of the effectiveness of the Board as a whole, as well as the committees of the Board, to ensure they are fulfilling their respective responsibilities and duties as set out in these Guidelines and in their respective committee charters. In connection with these evaluations, each director will be requested to provide his or her assessment of the effectiveness of the board and each committee. These evaluations should take into account the competencies and skills each director is expected to bring to his or her particular role on the Board or on a committee, as well as any other relevant facts.
9. MANAGEMENT
Management’s role
The primary responsibility of management is to safeguard the Corporation’s assets and to create wealth for shareholders. When performance is found to be inadequate, the Board has the responsibility to bring about appropriate change.
Brookfield’s governance practices are designed to encourage autonomy and effective decision making on the part of management, while ensuring appropriate oversight by the Board and its committees.
Management of the Corporation is under the direction of the Chief Executive Officer. The Board has developed a position description of the Chief Executive Officer which is attached as an appendix to these Guidelines.
Management’s relationship to the Board
Senior management of the Corporation, primarily through the Chief Executive Officer, reports to and is accountable to the Board. At its meetings, the Board regularly engages in private sessions with the Corporation’s Chairperson and Chief Executive Officer without other members of senior management present.
Business plans are developed to ensure the compatibility of shareholder, Board and management views on the Corporation’s strategic direction, performance targets and utilization of shareholders’ equity. A special meeting of the Board is held each year to review the strategic initiatives and the business plan submitted by senior management. The Board’s approval of the annual business plan then provides a mandate for senior management to conduct the affairs of the Corporation knowing it has the necessary Board support. Material deviations from the plan are reported to and considered by the Board.
Board access to management
Information provided by management to directors is critical to their effectiveness. In addition to the reports presented to the Board at its regular and special meetings, the Board is also kept informed on a timely basis by management of corporate developments and key decisions taken by management in pursuing the Corporation’s business plan. The directors periodically assess the quality, completeness and timeliness of information provided by management to the Board.

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Management succession
The Board in consultation with the Human Resources and Compensation Committee maintains a succession plan for the Chief Executive Officer and other members of senior management. The objective of the plan is to ensure the orderly succession of senior management, including providing for any required recruiting, training and development.
Management performance review and rewards
The Human Resources and Compensation Committee annually reviews the position description of the Chief Executive Officer and establishes objectives against which his or her performance is reviewed, with his or her compensation or level being assessed against these pre-agreed objectives. Similar reviews and assessments are undertaken for other members of senior management in consultation with the Chief Executive Officer.
Brookfield’s compensation plans are based on maintaining a direct link between management rewards and the wealth created for shareholders. The Corporation attempts to reward the most senior executives with primary compensation earned through share appreciation. Annually, members of senior management receive allocations of share options to augment their compensation and to encourage further share ownership, and in 1999 a deferred share unit plan was introduced for the most senior members of management to reward increases in share performance. Brookfield is also committed to maintaining periodic reviews of its compensation practices to ensure that management is fairly rewarded over time based on performance.
10. COMMUNICATION AND DISCLOSURE POLICIES
The Corporation has adopted a Disclosure and Insider Trading Policy which summarizes its policies and practices regarding disclosure of material information to investors, analysts and the media. The purpose of this policy is to ensure that the Corporation’s communications with the investment community are timely, consistent and in compliance with all applicable securities legislation. This Disclosure and Insider Trading Policy is reviewed annually by the Board and available on the Corporation’s Web site, www.brookfieldproperties.com.
The Corporation endeavors to keep its shareholders informed of its progress through a comprehensive annual report, annual information form, quarterly interim reports and periodic press releases. It also maintains a Web site that provides summary information about the Company and ready access to its published reports, press releases, statutory filings and supplementary information provided to analysts and investors. Directors and management meet with the Corporation’s shareholders at the annual meeting and are available to respond to questions at that time.
The Corporation also maintains an investor relations program to respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts, financial advisors and interested members of the public to ensure that accurate information is available to investors, including quarterly conference calls and webcasts to discuss the Corporation’s financial results. The Corporation also endeavors to ensure that the media are kept informed of developments as they occur, and have an opportunity to meet and discuss these developments with the Corporation’s designated spokespersons.
11. DIRECTOR COMPENSATION
Directors who are employees of the Corporation do not receive any compensation for service as directors of the Corporation. The compensation owing to the BAM representatives shall be paid to BAM.
Annually, the Governance and Nominating Committee recommends to the Board the form and adequacy of compensation and benefits for non-management directors. During this recommendation process, the committee seeks to ensure that the compensation and benefits reflect the responsibilities and risks involved in being a director of the Corporation and to align the interests of the directors with the best interests of the Corporation and its stakeholders.
Directors are reimbursed by the Corporation for reasonable travel expenses and other out-of-pocket expenses incurred in connection with their duties as directors.
12. CODE OF BUSINESS CONDUCT AND ETHICS
The Board expects all directors, officers and employees of the Corporation to conduct themselves in accordance with the highest ethical standards and to adhere to the Corporation’s Code of Business Conduct and Ethics. Any waiver of the Code of Business Conduct and Ethics for officers and directors may only be made by the Board or the Governance and Nominating Committee and will be disclosed to shareholders by the Corporation to the extent required by law, regulation or stock exchange requirement.

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13. PROHIBITION ON PERSONAL LOANS
The Corporation will not, either directly or indirectly, including through its subsidiaries, extend or maintain credit, arrange for the extension of credit, or renew an extension of credit, in the form of a personal loan to or for any director or officer.
14. INDEMNIFICATION AND INSURANCE
In accordance with the by-laws of the Corporation and applicable laws, present and former directors and officers are each indemnified by the Corporation.
In addition, the Corporation maintains directors and officers insurance. Under this insurance coverage, the Corporation and certain of its associated companies are reimbursed for indemnity payments made to directors or officers as required or permitted by law or under provisions of its by-laws as indemnity for losses, including legal costs, arising from acts, errors or omissions committed by directors and officers during the course of their duties as such. This insurance also provides coverage to individual directors and officers without any deductible if they are not indemnified by the Corporation. The insurance coverage for directors and officers has certain exclusions including, but not limited to, those acts determined to be deliberately fraudulent or dishonest or have resulted in personal profit or advantage.
15. CONFLICTS OF INTEREST
Each director is required to inform the Board of any potential or actual conflicts, or what might appear to be a conflict of interest he or she may have with the Corporation. If a director has a personal interest in a matter before the Board or a committee, he or she must not participate in any vote on the matter except where the Board or the committee has expressly determined that it is appropriate for him or her to do so.
16. CONTACT BOARD AND COMMITTEES
The Board welcomes input and comments from shareholders of the Corporation. You may contact one or more members of the Board or its committees by writing to the Corporation’s CC&AO at:
Board of Directors of Brookfield Properties Corporation
c/o Brookfield Properties Corporation
Three World Financial Center
New York, New York 10281-1021
U.S.A.
E-mail: boardofdirectors@brookfieldproperties.com
Adopted by the Board of Directors March 22, 2004.
Affirmed by the Board of Directors October 29, 2004.
Affirmed by the Board of Directors November 1, 2005.
Affirmed by the Board of Directors November 1, 2006.
Amended and Affirmed by the Board of Directors October 29, 2007.
Amended and Affirmed by the Board of Directors October 27, 2008.

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APPENDIX
Position description of Chairperson
The Chairperson of the Board of Brookfield is principally responsible for overseeing the operations and affairs of the Board. In fulfilling his or her responsibilities, the Chairperson will:
a)	provide leadership to foster the effectiveness of the Board;

b)	ensure there is an effective relationship between the Board and senior management of the Corporation;

c)	ensure that the appropriate committee structure is in place and assist the Governance and Nominating Committee in making recommendations for appointments to such committees;

d)	in consultation with the other members of the Board and the Chief Executive Officer, prepare the agenda for each meeting of the Board;

e)	ensure that all directors receive the information required for the proper performance of their duties, including information relevant to each meeting of the Board;

f)	chair Board meetings, including stimulating debate, providing adequate time for discussion of issues, facilitating consensus, encouraging full participation and discussion by individual directors and confirming that clarity regarding decision-making is reached and accurately recorded;

g)	together with the Governance and Nominating Committee, ensure that an appropriate system is in place to evaluate the performance of the Board as a whole, the Board’s committees and individual directors, and make recommendations to the Governance and Nominating Committee for changes when appropriate;

h)	work with the Chief Executive Officer and other members of senior management to monitor progress on strategic planning, policy implementation and succession planning; and

i)	provide additional services requested by the Board.
Position description of Lead Independent Director
The Lead Independent Director will preside over all sessions of the Corporation’s Independent Directors and is responsible for ensuring that matters raised during these meetings are reviewed with the full Board and Corporation’s senior management and acted upon in a timely fashion. In addition, the Lead Director performs the following functions:
a)	consults with the Chairperson of the board on the preparation of the agenda for each meeting of the board; and

b)	in consultation with the Chairperson, ensures that an appropriate system is in place to evaluate the performance of the board as a whole and its committees.
Position description of Chief Executive Officer
The Chief Executive Officer of Brookfield is responsible for providing the leadership of the Corporation and, subject to the direction provided by the Board, managing the business and affairs of the Corporation. In fulfilling his or her responsibilities, the Chief Executive Officer will:
a)	develop and present to the Board for approval a business plan for the Corporation, which includes the fundamental objectives and goals of the plan, the strategies to achieve the objectives and goals, the risks and alternatives to these strategies and specific steps and performance indicators which will enable the Board to evaluate management’s progress on implementing such strategies and achieving the objectives and goals, and report regularly to the Board on the progress of the business plan;

b)	develop and present to the Board for approval key financial and other performance goals for the Corporation’s activities, and report regularly to the Board on the progress against these goals;

c)	manage the operations of the Corporation in accordance with the business plan approved by the Board;

d)	act as the primary spokesperson for the Corporation;

e)	recommend to the Board the appointment or termination of senior management of the Corporation;

f)	present to the Board for approval annually an assessment of the senior management of the Corporation together with a succession plan that provides for the orderly succession of senior management including the recruitment, training and development required;

g)	together with the Corporation’s Chief Financial Officer, establish and maintain disclosure controls and procedures and internal controls and procedures for financial reporting appropriate to ensure the accuracy and integrity of the Corporation’s financial reporting and public disclosure; and

h)	foster a corporate culture that promotes ethical practices and encourages individual integrity and social responsibility.

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